UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 7, 2011

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE,

VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):        n/a

Attached is the Off-market Buy-Back Booklet (the “Booklet”) released by BHP Billiton Limited outside the United States (and Canada). The Buy-Back is not being made in the United States (or Canada) or by United States (or Canadian) jurisdictional means. The Buy-Back is not available to any person in the United States or to any US person (as defined under Regulation S under the Securities Act of 1933) or any resident of Canada. The Buy-Back is being made, and is intended to be available, only in countries outside the United States and Canada.

The attached Booklet is being submitted in accordance with the requirements to furnish a Form 6-K pursuant to the Securities Exchange Act of 1933, and not to induce, direct or indirect, participation by any person in the United States or any US person (as defined) or any resident of Canada. Accordingly, the attached does not include any means of tendering any securities of BHP Billiton Limited.

BHP Billiton will not accept Tender Forms:

(a)	from any person who does not represent that they are not (and they are not acting on behalf or for the account of a person who is) in the United States, a US Person or a resident of Canada; or

(b)	that have been postmarked in the United States or Canada or that otherwise appear to BHP Billiton or its agents to have been sent from the United States or Canada.

American Depositary Receipts representing BHP Billiton Limited shares may not be tendered in the Buy-Back.

bhpbilliton

resourcing the future

This Buy-Back is not available to persons in, and this document is not to be distributed into, the United States of America or Canada.

BHP Billiton Limited

ABN 49 004 028 077

Off-Market Buy-Back Booklet

THIS IS AN IMPORTANT DOCUMENT

If you are in any doubt as to the action you should take, please consult your financial, taxation or other adviser immediately.

Important Dates

February 2011

24 February	Last day that Shares can be acquired to be eligible for franking credit entitlement

25 February	Shares quoted ex-entitlement to participate in the Buy-Back on the ASX*

March 2011

3 March	Buy-Back Record Date: determination of eligible BHP Billiton Limited shareholders entitled to participate in the Buy-Back

16 March	Mailing of Buy-Back Documents to BHP Billiton Limited shareholders completed

21 March	Tender Period opens

April 2011

8 April	Tender Period closes. Tenders must be received by the Registry no later than 7.00pm (Melbourne time)

11 April	Announcement of the Buy-Back Price and scale back (if any)

18 April	Dispatch/crediting of Buy-Back proceeds to participating BHP Billiton Limited shareholders completed

*	Shares acquired on the ASX on or after this date will generally not confer an entitlement to participate in the Buy-Back

Shareholder enquiry line

For further information, shareholders may contact our dedicated Buy-Back enquiry line on 1300 612 584 within Australia, 0800 451 521 within New Zealand or +61 3 9415 4868 if you are calling from outside Australia or New Zealand.

While BHP Billiton Limited does not anticipate any changes to these dates and times, it reserves the right to vary them without notification. BHP Billiton Limited may also decide not to proceed with the Buy-Back and may vary the size of the Buy-Back.

Eligibility to participate

Subject to the following, you are eligible to participate in the Buy-Back if Shares are registered in your name on the Buy-Back Record Date (Thursday, 3 March 2011) and, in accordance with the Settlement Rules, the Shares confer an entitlement to receive this Buy-Back Invitation.

The Buy-Back Invitation is not being made to Excluded Foreign Persons. In particular, any person who is in the United States or who is a US Person or a resident of Canada is not entitled to participate, directly or indirectly, in the Buy-Back. Copies of the Buy-Back Documents are not being mailed or otherwise distributed or sent into the United States or Canada.

Any person receiving any of the Buy-Back Documents must not distribute or send them into the United States or Canada, or make them available to any US Person or resident of Canada (including to any legal or beneficial owner of BHP Billiton Limited shares that is a US Person or a resident of Canada) or any person who is in the United States or Canada.

BHP Billiton Limited will not accept Tender Forms:

(a)	from any person who does not represent that they are not (and they are not acting on behalf of or for the account of a person who is) in the United States, a US Person or a resident of Canada; or

(b)	that have been postmarked in the United States or Canada or that otherwise appear to BHP Billiton Limited or its agents to have been sent from the United States or Canada.

American Depositary Receipts (ADRs) representing BHP Billiton Limited shares and Restricted Employee Shares may not be tendered into the Buy-Back. This document does not provide financial product advice and has been prepared without taking into account your particular objectives, financial situation or needs. You should consider obtaining independent advice before making any financial decisions.

The date of this booklet is 24 February 2011 and all information contained in the booklet is current at that date (except where otherwise indicated).

BHP Billiton Limited is a member of the BHP Billiton Group which is headquartered in Australia.

Chairman’s Letter

Dear Shareholder

On 22 February 2011, BHP Billiton announced an off-market tender buy-back (Buy-Back) of BHP Billiton Limited shares with a target size of A$5 billion to commence immediately. It forms an important part of the recently announced US$10 billion expanded capital management program.

Our on-market buy-back of BHP Billiton Plc shares, which was reactivated in November 2010, forms the other component of this program and will largely continue during the Buy-Back process. It is our expectation, subject to market conditions, that the expanded capital management program will be largely completed by the end of the 2011 calendar year.

Further information on how to participate and tender your shares into the Buy-Back is described below, with full details contained in this booklet.

Capital Allocation Priorities

The expanded US$10 billion capital management program continues BHP Billiton’s track record of returning excess capital to shareholders. On completion, BHP Billiton will have repurchased approximately US$23 billion of BHP Billiton Limited and BHP Billiton Plc shares since 2004, representing about 15 per cent of then issued capital.1

The decision to buy back shares is consistent with BHP Billiton’s priorities for capital allocation which are our commitment to:

•	invest in value adding growth opportunities;

•	manage the balance sheet to a solid ‘A’ credit rating; and

•	return excess capital to shareholders.

BHP Billiton’s particularly strong balance sheet affords us substantial flexibility as we continue with our significant organic growth program. We expect to invest in excess of US$80 billion over five years on capital projects. These include projects in iron ore and metallurgical coal, which are at an advanced stage of the approvals process.

On 22 February 2011, BHP Billiton also announced that it had agreed to acquire all of Chesapeake Energy Corporation’s interests in the Fayetteville Shale, USA, including the midstream pipeline system, for US$4.75 billion, which BHP Billiton expects to fund from the Group’s cash resources. The acquisition is consistent with BHP Billiton’s strategy of investing in large, long-life, low-cost assets with significant volume growth from future development. It also supports our goal of diversification by geography, customer and product.

Consistent with our capital allocation priorities, the Board considered various ways to return excess capital to shareholders. We have determined that an off-market buy-back is an efficient and effective action that delivers long-lasting benefits to all shareholders. More detail on the rationale for undertaking the Buy-Back is outlined in Sections 1.3 and 1.4 of this booklet.

Participation

Eligible shareholders of BHP Billiton Limited may tender some or all of their shares into the Buy-Back:

•	at discounts of between 10 per cent and 14 per cent inclusive (at 1 per cent intervals) to the Market Price;[2] or

•	as a Final Price Tender (which is an election to receive the Buy-Back Price).

BHP Billiton Limited will determine the Buy-Back Price according to the Tenders lodged and the Market Price, and may at its discretion, vary the size of the Buy-Back.

If you wish to submit a Tender, please ensure that your completed and signed Tender Form (a personalised Tender Form is enclosed with this booklet) is received by the Registry (if you are an Issuer Sponsored Holder), or your Tender is processed by your broker (if you are a CHESS Holder), by no later than 7.00pm (Melbourne time) on Friday, 8 April 2011. You do not need to take any action if you do not wish to participate in the Buy-Back.

Taxation Implications

The Buy-Back Price comprises a Capital Component and a fully franked Dividend Component for Australian tax purposes. It is anticipated that shareholders who elect to participate in the Buy-Back will receive a Capital Component of A$0.28 per Share,3 with the remainder of the Buy-Back Price deemed to be a fully franked dividend.

General Australian tax implications of the Buy-Back for shareholders are included in Section 2 of this booklet. You should obtain your own tax advice before making any decision to tender your Shares into the Buy-Back as it will have different tax consequences for different BHP Billiton Limited shareholders.

Further Information

After reading the Buy-Back Documents, if you have any queries on how the Buy-Back operates or how you can participate, you may contact our dedicated Buy-Back enquiry line on 1300 612 584 within Australia, 0800 451 521 within New Zealand or +61 3 9415 4868 if you are calling from outside Australia or New Zealand.

If you are in any doubt as to the action you should take, please contact your professional adviser.

Yours sincerely

Jac Nasser AO

Chairman

Notes:

[1]

For illustrative purposes only. In this instance we have assumed a A$5 billion off-market buy-back of BHP Billiton Limited shares (at a discount of 14 per cent) with the remainder of the capital management program completed through on-market buy-backs of BHP Billiton Plc shares. Based upon volume weighted average price during January 2011 of A$45.05 per BHP Billiton Limited share and £24.64 per BHP Billiton Plc share, and issued capital for each as at 30 June 2004. Actual buy-back prices for the US$10 billion capital management initiative may be different.

[2]

Market Price (see definition in Section 5.1) is the volume weighted average price of BHP Billiton Limited ordinary shares on the ASX over the five trading days up to and including the Closing Date, excluding certain trades considered to not be ‘at market’ trades.

[3]

For Australian tax purposes, the sale proceeds of the Shares for shareholders other than those taxed as companies will be taken to be the Capital Component of A$0.28 plus the amount (if any) that the Tax Value exceeds the Buy-Back Price. See Section 2 for further details.

Key features of the Buy-Back

Target size	A target size of A$5 billion. BHP Billiton Limited may, at its discretion, vary the size of the Buy-Back. BHP Billiton Limited also retains the discretion to repurchase a lesser amount of Shares than indicated or no Shares at all.

Tender range	Tenders can be lodged at discounts of between 10 per cent and 14 per cent inclusive (at 1 per cent intervals) to the Market Price or as a Final Price Tender. The Market Price is calculated as the VWAP of BHP Billiton Limited shares over the five trading days up to and including the Closing Date. The Market Price will be announced to the market by no later than 6.00pm (Melbourne time) on the Closing Date and will be made available to shareholders on the BHP Billiton website or by calling the Buy-Back enquiry line.

Buy-Back Price	The Buy-Back Price will be calculated by applying the Buy-Back Discount selected by BHP Billiton Limited under the tender process to the Market Price.

Capital component of the Buy-Back Price[1]	A$0.28

Dividend component of the Buy-Back Price[2]	The Buy-Back Price less the Capital Component of A$0.28

Eligible shareholders	You are eligible to participate in the Buy-Back if Shares are registered in your name on the Buy-Back Record Date (Thursday, 3 March 2011) and you are not an ineligible shareholder.

Ineligible shareholders	Excluded Foreign Persons, including any person who is (or who is acting on behalf of or for the account of a person who is) in the United States or who is a US Person or a resident of Canada, are not eligible to participate in the Buy-Back. In addition, ADRs and Restricted Employee Shares may not be tendered into the Buy-Back (see Section 4.2).

Buy-Back Record Date	Thursday, 3 March 2011

Closing Date	7.00pm (Melbourne time) on Friday, 8 April 2011

Notes:

[1]

For Australian tax purposes, the sale proceeds of the Shares for BHP Billiton Limited shareholders other than those taxed as companies will be taken to be the Capital Component of A$0.28 plus the amount (if any) that the Tax Value exceeds the Buy-Back Price. See Section 2 for further details.

[2]	For Australian tax purposes only.

What to do?

If you are an eligible shareholder, it is your choice as to whether or not to participate in the Buy-Back. To ensure that you make an informed decision, you should read the Buy-Back Documents and consider the details carefully. If you are in any doubt as to the action you should take, you should consult your financial, taxation or other professional adviser immediately.

If you DO choose to participate

•

Please refer to Section 1.23 for details on how to participate. You can choose any Tender Discount in the range between 10 per cent and 14 per cent inclusive (at 1 per cent intervals) to the Market Price at which you wish to tender your Shares to be bought back (see Section 1.10).

•	You can choose to lodge a Final Price Tender and accept whatever Buy-Back Price is determined through the tender process (see Section 1.12).

•	You can make your Tender conditional on one of the specified Minimum Prices set out on your Tender Form (see Section 1.21).

•	If your Tender is successful, the Australian tax consequences will depend on your particular circumstances (see Section 2).

•	You should not have to pay any brokerage to sell your Shares into the Buy-Back.

If you DO NOT choose to participate

•	You do not need to take any action.

•	The number of Shares you hold will not change.

•

As a shareholder, you will benefit from any improvement in BHP Billiton’s earnings per share, cash flow per share and return on equity, and you will continue to be subject to the normal benefits and investment risks associated with share ownership.

Section 6 provides instructions on how to fill out a Tender Form in order to participate in the Buy-Back. Some words used in this booklet have defined meanings. Section 5 ‘Definitions and interpretation’ defines the capitalised words used throughout this booklet.

1 Details of the Buy-Back and tender process

This section sets out the terms of the Buy-Back and other information to assist you in making a decision whether to participate in the Buy-Back. You should also have regard to other information previously made available to you about BHP Billiton, such as BHP Billiton’s Results for the Half Year Ended 31 December 2010 and the announcement regarding BHP Billiton’s agreement to acquire all of Chesapeake Energy Corporation’s interests in the Fayetteville Shale, USA, which can be reviewed online at www.bhpbilliton.com.

1.1 What is an off-market buy-back tender?

An off-market buy-back tender involves a company inviting eligible shareholders to offer to sell some or all of their shares to the company by way of a tender process. The shares bought back are subsequently cancelled, thereby reducing the total number of shares the company has on issue. Under the Buy-Back, Shares may be tendered by eligible BHP Billiton Limited shareholders at any of the specified discounts in the Tender Discount range of between 10 per cent and 14 per cent inclusive (at 1 per cent intervals) to the Market Price or as a Final Price Tender.

1.2 Why is BHP Billiton implementing the Buy-Back?

As part of its December 2010 Interim Results, BHP Billiton announced an expanded US$10 billion capital management program. The program will be executed in the form of both on-market buy-backs of BHP Billiton Plc shares and an off-market buy-back of BHP Billiton Limited shares.

The off-market buy-back of BHP Billiton Limited shares has a target size of A$5 billion. BHP Billiton Limited may, at its discretion, vary the size of the off-market buy-back. BHP Billiton Limited also retains the discretion to repurchase a lesser amount of shares than indicated or no shares at all.

The on-market buy-back of BHP Billiton Plc shares that was reactivated in November 2010 will continue, including largely over the period of the Buy-Back process. Subject to market conditions, it is BHP Billiton’s expectation that the US$10 billion capital management initiative will be largely completed by the end of the 2011 calendar year.

The announcement continues BHP Billiton’s strong track record of returning excess capital to shareholders. On completion of the US$10 billion capital management initiative, BHP Billiton will have repurchased approximately US$23 billion of BHP Billiton Limited and BHP Billiton Plc shares since 2004, representing 15 per cent of then issued capital.1

Undertaking both an off-market and on-market buy-back, coupled with an increased interim dividend allows the entire BHP Billiton global shareholder base to participate, both directly and indirectly, in the expanded capital management initiative. An off-market buy-back provides an efficient means of generating economic value for all BHP Billiton shareholders. The target Buy-Back size of A$5 billion will enable BHP Billiton to continue to pay fully franked dividends under its progressive dividend policy. Further information about the effect of the Buy-Back on BHP Billiton is set out in Section 3.

1.3 What are the advantages of an off-market tender process?

BHP Billiton Limited is conducting the Buy-Back by way of a tender process. The advantages of the tender process include the following:

•	Both participating and non-participating BHP Billiton shareholders are expected to benefit from the Buy-Back as:

•	for some BHP Billiton Limited shareholders, depending on their tax status, the after-tax return from participating in the Buy-Back may be greater than the sale of their Shares on-market;

•	the Buy-Back is expected to improve earnings per share, cash flow per share and return on equity for shareholders who continue to hold shares in BHP Billiton; and

Note:

[1]

For illustrative purposes only. In this instance we have assumed a A$5 billion Buy-Back of BHP Billiton Limited Shares (at a discount of 14 per cent) with the remainder of the program completed through on-market buy-backs of BHP Billiton Plc shares. Based upon volume weighted average price during January 2011 of A$45.05 per BHP Billiton Limited Share and £24.64 per BHP Billiton Plc share, and issued capital for each as at 30 June 2004. Actual buy-back prices for the US$10 billion capital management initiative may be different.

•

the Buy-Back represents an efficient means of returning capital to shareholders and a significant amount of BHP Billiton’s expanded capital management program can be bought back within a relatively short period of time;

•

The Buy-Back allows BHP Billiton Limited to buy back Shares at a discount of at least 10 per cent to the Market Price. This is likely to enable BHP Billiton Limited to buy back a greater number of Shares than under a BHP Billiton Limited on-market buy-back for the same amount of capital;

•	Participation is optional and BHP Billiton Limited shareholders have flexibility to tailor their participation to suit their own circumstances. In particular, you can choose:

•	whether to tender your Shares into the Buy-Back;

•	how many Shares to tender (subject to minimum tender amounts explained in Section 1.23); and

•	the basis upon which to tender your Shares (for example, at what Tender Discount(s) or as a Final Price Tender, with the option of making your Tender conditional on a Minimum Price);

•	All eligible BHP Billiton Limited shareholders have an equal opportunity to participate in the Buy-Back;

•	BHP Billiton Limited is able to determine the most appropriate number of Shares to buy back;

•	BHP Billiton Limited shareholders with small holdings are able to sell all of their Shares so as not to be left with a small parcel of Shares after successfully participating in the Buy-Back; and

•	BHP Billiton Limited shareholders should not have to pay any brokerage to sell their Shares into the Buy-Back.

1.4 Did BHP Billiton consider other ways of returning capital?

The Board has considered various ways to return surplus capital to shareholders, including off-market buy-backs, on-market buy-backs, special dividends and a combination of these options. The Board considers that, at this time, it is in the best interests of BHP Billiton and its shareholders as a whole to pursue an off-market buy-back of BHP Billiton Limited shares as part of BHP Billiton’s expanded capital management program. The benefits of the Buy-Back are discussed in Section 1.3 above.

The Board believes that returning surplus capital to shareholders through an off-market share buy-back is an important component of its strategy that aims to maximise economic value across BHP Billiton’s entire shareholder base.

The Buy-Back is expected to enhance earnings per share and cash flow per share to a greater extent than a special dividend. In contrast, a special dividend only provides a discrete, one-off cash benefit to shareholders and offers no choice of participation. In addition, a special dividend would need to be paid to all shareholders of BHP Billiton Limited and BHP Billiton Plc, and this mechanism is not considered to be the most efficient way to return capital to shareholders.

While the precise impact of the Buy-Back cannot be determined, it is expected to have a lasting and positive impact on BHP Billiton’s earnings per share, cash flow per share and return on equity. As a result, all BHP Billiton shareholders will benefit. The Buy-Back will enable the purchase of BHP Billiton Limited Shares at a material discount to the prevailing market price of BHP Billiton Limited and can be completed in a shorter period of time than on-market buy-backs of a comparable size.

1.5 Am I entitled to tender Shares into the Buy-Back?

If you are eligible to participate, you are entitled to tender up to 100 per cent of the Shares which are registered in your name on the Buy-Back Record Date (Thursday, 3 March 2011). Shares acquired on the ASX on or after the ex-entitlement date (Friday, 25 February 2011) generally will not be registered in your name by the Buy-Back Record Date and therefore will not carry an entitlement to participate in the Buy-Back.

The maximum number of Shares you are entitled to tender into the Buy-Back is set out in Box A on your personalised Tender Form enclosed with this booklet.

If you hold 125 Shares or less, and you wish to tender Shares in the Buy-Back, you must tender all of your Shares at the same Tender Discount or as a Final Price Tender.

1. Details of the Buy-Back and tender process continued

If you hold more than 125 Shares, you may tender different parcels of your Shares set out in Box A on your personalised Tender Form at one or more Tender Discounts or as a Final Price Tender. However, you must tender a minimum of 125 Shares in aggregate.

The Buy-Back Invitation is not being made to any Excluded Foreign Person. In particular, the Buy-Back Invitation is not being made to any person in the United States or any US Person or resident of Canada. ADRs and Restricted Employee Shares may not be tendered into the Buy-Back.

1.6 How does the Buy-Back compare to selling my Shares on the stock market?

Depending on your individual circumstances, if you sell your Shares on the ASX, the Australian tax consequences of doing so may be different from selling your Shares into the Buy-Back (see Section 2 for general details in relation to Australian tax implications, but note that BHP Billiton Limited shareholders should consider their own particular tax circumstances).

In addition, to execute a share sale on the ASX, you will need to appoint a broker and may have to pay brokerage whereas you should not need to appoint a broker or pay brokerage to sell your Shares into the Buy-Back.

However, it is likely that you will be able to sell your Shares on the ASX for a price that is higher than the Buy-Back Price. This is because the prices at which eligible BHP Billiton Limited shareholders can tender Shares into the Buy-Back are at discounts of between 10 per cent and 14 per cent inclusive to the Market Price. Therefore, it is likely that the BHP Billiton Limited share price on the ASX will be higher than the Buy-Back Price during and possibly immediately after the Tender Period.

To provide eligible BHP Billiton Limited shareholders with an indication of the possible after-tax proceeds from selling their Shares into the Buy-Back compared to selling their Shares on the ASX, BHP Billiton Limited intends to provide access to a tax calculator through its website (www.bhpbilliton.com) from approximately 7 March 2011 to 18 April 2011.

By making the Buy-Back Invitation and setting the range of Tender Discounts, BHP Billiton Limited is not making any recommendation or giving any advice on the value of your Shares or whether (or how) you should sell your Shares.

Before you decide whether to participate in the Buy-Back, BHP Billiton Limited strongly recommends that you seek your own professional advice.

1.7 Will I receive the 2011 interim dividend if my Shares are bought back?

Yes. All shareholders with an entitled registered holding of shares in BHP Billiton Limited on Friday, 11 March 2011 will be paid the US 46 cents per share fully franked dividend in respect of that holding, whether or not they participate in the Buy-Back.

1.8 Do I have to tender my Shares?

Participation in the Buy-Back is entirely at your discretion. You do not have to tender your Shares if you do not want to. If you do not wish to participate, you do not have to take any action.

1.9 What does the Buy-Back mean for me if I do not participate?

If you choose not to participate, you are an Excluded Foreign Person or your Tender is unsuccessful, the number of Shares you hold will not change as a result of the Buy-Back. After the Buy-Back is completed, you will hold a slightly larger percentage of the total shares in BHP Billiton (as there will be fewer shares on issue).

1.10 What price will BHP Billiton Limited pay to buy back my Shares?

BHP Billiton Limited will pay you the Buy-Back Price for each of your Shares accepted under the Buy-Back even if your Tender Discount is equal to or larger than the Buy-Back Discount.

The Buy-Back Price will be the price that equates to the largest Tender Discount in the range of between 10 per cent and 14 per cent inclusive (at 1 per cent intervals) to the Market Price that will enable BHP Billiton Limited to purchase the amount of capital it determines to buy back.

For each Share purchased from you under the Buy-Back, you will receive a cash amount determined in accordance with the following formula:

A = B × (1 – C)

Where:	A	is the Buy-Back Price (that is the price per Share rounded to the nearest cent, to be paid for all Shares bought back under the Buy-Back);
	B	is the Market Price; and
	C	is the Buy-Back Discount.

So, for example, if the relevant Market Price is A$45.00 and the Buy-Back Discount is 14 per cent, the Buy-Back Price would be A$38.70 (i.e. A$45.00 x (1–0.14)).1

The Buy-Back Price will not exceed the Tax Value. The Tax Value is the price used by the ATO to determine for Australian tax purposes the market value of the relevant Shares when the Buy-Back occurs. The Tax Value will be A$46.55, adjusted for the movement in the BHP Billiton Plc share price from the close of trading on the London Stock Exchange on Monday, 21 February 2011 to the opening of trading on the London Stock Exchange on the Closing Date (expected to be Friday, 8 April 2011). If the movement in the BHP Billiton Plc share price is significantly different from the movement in the BHP Billiton Limited share price over the relevant period, BHP Billiton Limited may approach the ATO to seek to vary the methodology used to determine the Tax Value. The method for determining the Tax Value is explained in more detail in Section 2.3.

1.11 How will I know what the Market Price is?

The Market Price is calculated as the volume weighted average price (VWAP) of BHP Billiton Limited shares over the five trading days up to and including the Closing Date (excluding certain trades – see definitions of VWAP and Market Price in Section 5.1 for further details).

To provide an indication of the Market Price, BHP Billiton Limited will calculate and make available to eligible shareholders the running VWAP during this five-day period. The running VWAP will be made available to eligible shareholders on BHP Billiton’s website from approximately 6.00pm (Melbourne time) on Monday, 4 April 2011 (www.bhpbilliton.com) and will be available through the Buy-Back enquiry line from Tuesday, 5 April 2011 and will be updated cumulatively each day. Please note that the Market Price information provided by BHP Billiton on its website and through the Buy-Back enquiry line will only be an estimate given that it is a cumulative daily update from the opening of trading on Monday, 4 April 2011.

The actual Market Price, representing the VWAP for the full five-day period up to and including the Closing Date, will be available from approximately 6.00pm (Melbourne time) on Friday, 8 April 2011, and can be obtained by accessing the BHP Billiton website or by calling the Buy-Back enquiry line on 1300 612 584 within Australia, 0800 451 521 within New Zealand or +61 3 9415 4868 if you are calling from outside Australia or New Zealand. BHP Billiton Limited also intends to announce the Market Price to the ASX (and other relevant exchanges) as soon as practicable on Friday, 8 April 2011.

1.12 What is a Final Price Tender?

A Final Price Tender is an offer to sell your Shares to BHP Billiton Limited at whatever price is ultimately determined to be the Buy-Back Price under the tender process. The Buy-Back Price could be as low as a 14 per cent discount to the Market Price or as high as a 10 per cent discount to the Market Price. If a large number of Final Price Tenders are submitted, it is more likely that the Buy-Back Price will be at a larger discount to the Market Price subject to the 14 per cent maximum. Final Price Tenders are designed to make it easier for eligible BHP Billiton Limited retail shareholders to participate successfully in the Buy-Back. Final Price Tenders will only be scaled back (see Section 1.17) if the Buy-Back Price is set at a 14 per cent discount to the Market Price and the total number of Shares tendered at that discount and as Final Price Tenders is more than BHP Billiton Limited determines to buy back. Therefore, if you wish to increase the likelihood that your Shares will be bought back, you may consider submitting a Final Price Tender.

Note:

[1]	A$38.70 is an example only and assumes a 14 per cent discount to an assumed share price of A$45.00. You should not rely on this price as being the Buy-Back Price.

1. Details of the Buy-Back and tender process continued

1.13 How will I know what the Buy-Back Price is?

BHP Billiton Limited intends to announce the Buy-Back Price to the ASX (and other relevant exchanges) as soon as practicable after the Tender Period closes. BHP Billiton Limited expects this announcement to be on Monday, 11 April 2011. The announcement will also be posted on BHP Billiton’s website (www.bhpbilliton.com).

1.14 Will all the Shares I tender be bought back?

The success of your Tender will depend on your Tender Discount, the size and price of Tenders lodged by other BHP Billiton Limited shareholders and the total number of Tenders that BHP Billiton Limited accepts. There is no guarantee that all or even some of your Tender will be accepted. The final size of the Buy-Back will depend on tenders lodged by BHP Billiton Limited shareholders and market conditions. In particular, BHP Billiton Limited may buy back significantly less than the announced target of A$5 billion, or no Shares at all.

1.15 How will I know how many of my Shares have been bought back?

No later than Monday, 18 April 2011, BHP Billiton Limited will send all eligible BHP Billiton Limited shareholders who have tendered their Shares into the Buy-Back a statement notifying them of the number of their Shares (if any) that have been bought back and the price paid. Eligible BHP Billiton Limited shareholders can also access this information on or after Monday, 11 April 2011 by calling the Buy-Back enquiry line on 1300 612 584 within Australia, 0800 451 521 within New Zealand or +61 3 9415 4868 if you are calling from outside Australia or New Zealand. If you are a CHESS Holder, you will receive written confirmation from CHESS of your Tenders that were successful made on your holding or Tenders withdrawn by your controlling participant. Shareholders may also enquire through the Registry website (www.investorcentre.com) on or after Monday, 11 April 2011. To access your account in Investor Centre you will need your Holder Identification Number (HIN) or Securityholder Reference Number (SRN).

1.16 How will BHP Billiton Limited determine successful Tenders and any scale back?

If BHP Billiton Limited proceeds with the Buy-Back and your Tender Discount is equal to or larger than the Buy-Back Discount, or you lodged a Final Price Tender, your Tender will be successful and your Shares will be bought back, subject to any scale back and, if applicable, any Minimum Price condition.

If your Tender Discount is smaller than the Buy-Back Discount, your Tender will be rejected and your Shares will not be bought back.

If you have chosen a Minimum Price and the Buy-Back Price is below that price, your Tender will be rejected and your Shares will not be bought back.

1.17 When may a scale back apply?

A scale back may apply if the total amount of Shares tendered at a Tender Discount, which is equal to or greater than the Buy-Back Discount, and as Final Price Tenders, is more than the total amount of Shares that BHP Billiton Limited determines to buy back. In such circumstances, a scale back would apply as follows:

If the Buy-Back Discount is between 10 per cent and 13 per cent (inclusive)

Where the Buy-Back Discount is between 10 per cent and 13 per cent (inclusive):

(a)	Tenders at a Tender Discount greater than the Buy-Back Discount will be accepted in full;

(b)	Final Price Tenders will be accepted in full;

(c)	A Priority Allocation (see Section 1.18) will be bought back from each shareholder who tendered Shares at the Buy-Back Price. If the shareholder tendered Shares equal to or less than the Priority Allocation at the Buy-Back Price, then all of those Shares will be bought back;

(d)	Small Holding Tenders (see Section 1.19) will be accepted in full;

(e)	Tenders at the Buy-Back Discount (other than Final Price Tenders, Priority Allocations and Small Holding Tenders) will be scaled back on a pro rata basis; and

(f)	Tenders at a Tender Discount smaller than the Buy-Back Discount will be rejected.

If the Buy-Back Discount is 14 per cent

Where the Buy-Back Discount is 14 per cent:

(a)	Tenders at a 14 per cent Tender Discount and Final Price Tenders will be accepted, but will be scaled back on a pro rata basis (other than Priority Allocations and Small Holding Tenders);

(b)	A Priority Allocation will be bought back from each shareholder who tendered Shares at a 14 per cent Tender Discount and/or as a Final Price Tender. If the shareholder tendered Shares equal to or less than the Priority Allocation at a 14 per cent Tender Discount or as a Final Price Tender, then all of those Shares will be bought back;

(c)	Small Holding Tenders will be accepted in full; and

(d)	Shares tendered at a Tender Discount smaller than 14 per cent will be rejected.

When the scale back is calculated, all fractions will be rounded down to the nearest Share.

If you want to reduce the likelihood of any scale back applying to your Tender, you may consider submitting a Final Price Tender (see Section 1.12 for further details). This is because in the event that a scale back applies, Shares tendered as a Final Price Tender will only be scaled back if the Buy-Back Price is based on a 14 per cent Tender Discount.

1.18 What is the Priority Allocation?

In the event of a scale back, BHP Billiton Limited will buy back the first 125 Shares successfully tendered by each shareholder or such lesser number of Shares determined to be the Priority Allocation as is required to ensure that BHP Billiton Limited buys back only the number of Shares it determines to buy back. If you successfully tender less than the Priority Allocation, then all of your tendered Shares would be bought back as your Priority Allocation in the circumstances described above. BHP Billiton Limited is offering the Priority Allocation to ensure that small eligible BHP Billiton Limited shareholders are not disadvantaged by any scale back.

1.19 What is a Small Holding Tender?

A Small Holding Tender is a Tender submitted by a BHP Billiton Limited shareholder who tenders all of their Shares at one or more Tender Discounts equal to or greater than the Buy-Back Discount and/or as a Final Price Tender and who would have a Small Holding (50 Shares or less) created as a result of BHP Billiton Limited’s acquisition of a Priority Allocation and any scale back.

However, if you become the registered holder of additional ordinary shares in BHP Billiton Limited after the Buy-Back Record Date and, as a result, you are the registered holder of more BHP Billiton Limited ordinary shares at the Closing Date than you held on the Buy-Back Record Date, then your Tender will not be a Small Holding Tender and the scale back will apply to your Tender as it would to any other Tender.

1.20 How would a scale back affect my Tender?

The details of any scale back will be announced as soon as possible after the Closing Date. BHP Billiton Limited expects to make this announcement on Monday, 11 April 2011. To assist you in understanding how a scale back may affect your Tender, the following two illustrative examples have been provided.

Examples

As an illustration, it is assumed that five eligible BHP Billiton Limited shareholders with various sized holdings each tender Shares into the Buy-Back. In each of the two different examples:

•	The Buy-Back Discount (and corresponding Buy-Back Price) and the scale back percentage are varied; but

•	The total holding, the Shares tendered and the Tender Discounts are the same.

Example 1 – 14 per cent Buy-Back Discount and 50 per cent scale back (illustrative example only)

In example 1, it is assumed the Market Price is A$45.00 and the Buy-Back Discount is 14 per cent, resulting in a Buy-Back Price of A$38.70. It is also assumed in this example that the Priority Allocation is 125 Shares, that there is a 50 per cent scale back and that the BHP Billiton Limited shareholders have not specified a Minimum Price condition. Please be aware that this is an example only. You should not rely on A$45.00 being the Market Price, nor A$38.70 being the Buy-Back Price. The outcome of each Tender would be as follows:

1. Details of the Buy-Back and tender process continued

Example 1: Outcome of Tenders lodged (illustrative example only)

Shareholder	Total holding of Shares	Shares tendered	Tender Discount	Price represented by Tender Discount	Outcome
A	15,000	5,000	10%	A$40.50	Not successful, no Shares bought back
		5,000	12%	A$39.60	Not successful, no Shares bought back
B	150	150		Final Price Tender	Successful, all 150 Shares bought back
C	6,000	6,000		Final Price Tender	Partially successful, 3,062 Shares bought back
D	4,200	200	12%	A$39.60	Not successful, no Shares bought back
		4,000	14%	A$38.70	Partially successful, 2,062 Shares bought back
E	1,000	200	12%	A$39.60	Not successful, no Shares bought back

Shareholder A chose Tender Discounts that are smaller than the Buy-Back Discount so no Shares would be bought back.

Shareholder B tendered all of their 150 Shares as a Final Price Tender. The Tender would be successful and all 150 Shares would be bought back at the Buy-Back Price of A$38.70. This is a Small Holding Tender as following the Priority Allocation of 125 Shares and scale back, Shareholder B would be left with 13 Shares (50 per cent of the remaining 25 Shares). When the scale back is calculated, all fractions will be rounded down to the nearest Share.

Shareholder C tendered all of their 6,000 Shares as a Final Price Tender. The Final Price Tender would be partially successful as a result of the Priority Allocation and the 50 per cent scale back, Shareholder C would have 3,062 Shares bought back. This is not a Small Holding Tender, as following the Priority Allocation and scale back, Shareholder C would be left with more than 50 Shares (see scale back table below).

Shareholder D tendered 200 Shares at a 12 per cent Tender Discount and 4,000 Shares at a 14 per cent Tender Discount. The Tender submitted at a 12 per cent Tender Discount would not be successful as it is smaller than the 14 per cent Buy-Back Discount. The Tender submitted at a 14 per cent Tender Discount would be successful but only 2,062 of the 4,000 Shares tendered would be bought back, as a result of the Priority Allocation and the 50 per cent scale back (see scale back table below). This is not a Small Holding Tender, as after accounting for the Priority Allocation and scale back, Shareholder D would be left with more than 50 Shares.

Shareholder E tendered 200 Shares at a 12 per cent Tender Discount. The Tender would not be successful as the 12 per cent Tender Discount is smaller than the 14 per cent Buy-Back Discount.

Example 1: Scale back table (illustrative example only)

Shareholder	Shares tendered at a 14% Tender Discount or as Final Price Tenders	Shares subject to scale back[1]	Scale back[2]	Tender post scale back and Priority Allocation[2,3]	Shares remaining[4,5]	Small Holding Tenders[5]	Shares that are bought back[6]
A	0			Scale back not applicable
B	150	25	50%	137	13	YES	150
C	6,000	5,875	50%	3,062	2,938	NO	3,062
D	4,000	3,875	50%	2,062	1,938	NO	2,062
E	0			Scale back not applicable

Notes:

[1]

Under the Priority Allocation, the first 125 Shares are bought back from each shareholder who tenders Shares at the Buy-Back Discount (including Shares tendered as a Final Price Tender under this example), before the scale back applies. For example, Shareholder C has 5,875 Shares that are subject to scale back (6,000 – 125 = 5,875).

[2]	A scale back of 50 per cent means 50 per cent of the Shares subject to scale back would be bought back (not including Small Holding Tenders).
[3]	When the scale back is calculated, fractions will be rounded down to the nearest Share.
[4]	Shares remaining refers only to Shares remaining from those Shares which were tendered at a 14 per cent Tender Discount or as a Final Price Tender.
[5]

Shareholder B and Shareholder C both tendered all of their Shares as a Final Price Tender. As a result of the Priority Allocation and scale back, Shareholder B would be left with a Small Holding Tender (i.e. 50 Shares or less). On the other hand, Shareholder C is left with more than 50 Shares (i.e. 2,938 Shares), so the Tender is not a Small Holding Tender.

[6]	Shares that are bought back refers only to Shares that are bought back from those Shares which were tendered at a 14 per cent Tender Discount or as a Final Price Tender.

Example 2 – 12 per cent Buy-Back Discount and 25 per cent scale back (illustrative example only)

In example 2, it is assumed the Market Price is A$45.00 and the Buy-Back Discount is 12 per cent, resulting in a Buy-Back Price of A$39.60. It is also assumed in this example that the Priority Allocation is 125 Shares, that there is a 25 per cent scale back and that the eligible BHP Billiton Limited shareholders have not specified a Minimum Price condition. Please be aware that this is an example only. You should not rely on A$45.00 being the Market Price, nor A$39.60 being the Buy-Back Price. The outcome of each Tender would be as follows:

Example 2: Outcome of Tenders lodged (illustrative example only)

Shareholder	Total holding of Shares	Shares tendered	Tender Discount	Price represented by Tender Discount	Outcome
A	15,000	5,000	10%	A$40.50	Not successful, no Shares bought back
		5,000	12%	A$39.60	Partially successful, 3,781 Shares bought back
B	150	150		Final Price Tender	Successful, all 150 Shares bought back
C	6,000	6,000		Final Price Tender	Successful, all 6,000 Shares bought back
D	4,200	200	12%	A$39.60	Successful, all 200 Shares bought back
		4,000	14%	A$38.70	Successful, all 4,000 Shares bought back
E	1,000	200	12%	A$39.60	Partially successful, 181 Shares bought back

Shareholder A tendered 5,000 Shares at a 10 per cent Tender Discount and 5,000 Shares at a 12 per cent Tender Discount. The Tender submitted at a 10 per cent Tender Discount would not be successful as this Tender Discount is smaller than the Buy-Back Discount. The Tender submitted at a 12 per cent Tender Discount (A$39.60) would be successful but only 3,781 of the 5,000 Shares tendered would be bought back as a result of the Priority Allocation and the 25 per cent scale back (see scale back table below). This is not a Small Holding Tender as Shareholder A did not tender all of their Shares at greater than or equal to the Buy-Back Discount and, in any event, Shareholder A was not left with 50 Shares or less after the Priority Allocation and scale back.

Shareholder B tendered all of their 150 Shares as a Final Price Tender. All 150 Shares tendered would be bought back at the Buy-Back Price of A$39.60, as Final Price Tenders are not subject to scale back where the Buy-Back Discount (i.e. 12 per cent) is not the largest Tender Discount of 14 per cent.

Shareholder C tendered all of their 6,000 Shares as a Final Price Tender. All 6,000 Shares would be bought back at the Buy-Back Price of A$39.60. There will not be any scale back because the Buy-Back Discount is not the largest Tender Discount of 14 per cent.

Shareholder D tendered a total of 4,200 Shares at two different Tender Discounts: 200 Shares at a 12 per cent Tender Discount and 4,000 Shares at a 14 per cent Tender Discount. The Tender submitted at a 14 per cent Tender Discount would be successful as 14 per cent is greater than the Buy-Back Discount and all 4,000 Shares would be bought back at A$39.60. The Tender submitted at a 12 per cent Tender Discount would be successful and all 200 Shares would be bought back as it is a Small Holding Tender (see scale back table below). This is a Small Holding Tender since after the Priority Allocation and scale back are applied, Shareholder D would be left with 50 Shares or less.

Shareholder E tendered 200 of their Shares at a 12 per cent Tender Discount. The Tender would be partially successful and 181 Shares would be bought back (see scale back table below). This is not a Small Holding Tender since Shareholder E did not tender all of their Shares at greater than or equal to the Buy-Back Discount and/or as a Final Price Tender.

Example 2: Scale back table (illustrative example only)

Shareholder	Shares tendered at a 12% Tender Discount or as Final Price Tenders	Shares subject to scale back[1]	Scale back[2]	Tender post scale back and Priority Allocation[2,3]	Shares remaining[4,5]	Small Holding Tenders[5]	Shares that are bought back[6,7]
A	5,000	4,875	25%	3,781	1,219	NO	3,781
B	150			Scale back not applicable
C	6,000			Scale back not applicable
D	200	75	25%	181	19	YES	200
E	200	75	25%	181	19	NO	181

1. Details of the Buy-Back and tender process continued

Notes:

[1]	Does not include Final Price Tenders because the Buy-Back Discount is not the largest Tender Discount of 14 per cent.

[2]	Under the Priority Allocation, the first 125 Shares are bought back from each shareholder who tenders Shares at the Buy-Back Price, before the scale back applies.
[3]	A scale back of 25 per cent means 75 per cent of the Shares subject to scale back would be bought back (not including Small Holding Tenders).
[4]	When the scale back is calculated, all fractions are rounded down to the nearest Share.
[5]	Shares remaining refers only to Shares remaining from those Shares which were tendered at a 12 per cent Tender Discount.
[6]

Shareholder D tendered all of their Shares at or below the Buy-Back Price. As a result of the scale back and Priority Allocation, Shareholder D would be left with less than 50 Shares and so the Tender is a Small Holding Tender. Shareholder E did not tender all of their Shares so their Tender is not a Small Holding Tender.

[7]	Shares that are bought back refers only to Shares that are bought back from those Shares which were tendered at a 12 per cent Tender Discount.

1.21 Can I elect a Minimum Price for the purchase of my Shares?

If you choose to tender Shares into the Buy-Back, you will need to nominate a Tender Discount or lodge a Final Price Tender.

If you are concerned that movements in the Market Price after you lodge your Tender may result in your Tender corresponding to a lower Buy-Back Price than you are willing to sell your Shares for, then you have the option of making your Tender conditional on the Buy-Back Price being no less than a specified Minimum Price. Note that this may affect the success of your Tender because if the Buy-Back Price is below your Minimum Price, then your Tender will be rejected and your Shares will not be bought back. If you choose to make your Tender conditional on the Buy-Back Price being no less than one of the specified Minimum Prices, you must do this in addition to nominating a Tender Discount or a Final Price Tender. If you fail to nominate a Tender Discount or a Final Price Tender, and only make your Tender conditional on a specified Minimum Price, your Tender will be invalid and will not be accepted by BHP Billiton Limited.

1.22 How have BHP Billiton Limited shares performed over recent times?

The closing price of BHP Billiton Limited shares on the ASX on Monday, 21 February 2011, being the last trading day before BHP Billiton Limited announced details of the Buy-Back, was A$45.85.

BHP Billiton Limited’s highest and lowest market sale prices during each of the preceding six months were as follows:

Period	Low (A$)[1]	High (A$)[1]	Average closing price (A$)[2]
September 2010	37.33	39.94	38.74
October 2010	39.26	42.45	41.08
November 2010	42.01	45.57	43.67
December 2010	42.82	46.59	45.21
January 2011	43.80	46.10	45.12
February 2011[3]	44.44	47.63	46.47

Source: IRESS

Notes:

[1]	Based on trading of BHP Billiton Limited shares during normal ASX trading hours, generally from 10.00am to 4.00pm (Melbourne time).
[2]	Calculated as the average of the closing prices of BHP Billiton Limited shares on the ASX for each trading day over the relevant month.
[3]	For the period from 1 February 2011 to 21 February 2011.

A graph indicating the share price performance of BHP Billiton Limited against the ASX 200 over the five year period from 21 February 2006 to 21 February 2011 is set out below.

BHP Billiton Limited share price vs. ASX 200 Index performance 21 February 2006 to 21 February 2011

Source: IRESS

1.23 How do I participate in the Buy-Back? Step 1 – Decide how many Shares you wish to sell

To participate in the Buy-Back, you first need to decide how many Shares you wish to sell.

The personalised Tender Form enclosed with this booklet sets out the maximum number of Shares you may tender into the Buy-Back. However, if you hold 125 Shares or less, to participate you must tender all of your Shares and if you hold more than 125 Shares, you must tender a minimum of 125 Shares in aggregate.

You should not, before the Buy-Back Date, sell or offer to sell to others the Shares you have tendered into the Buy-Back unless you first withdraw or amend your Tender (see Section 1.24).

Step 2 – Choose your Tender Discount(s) and/or a Final Price Tender

Once you have determined the number of Shares you wish to tender into the Buy-Back, you need to specify the discount(s) to the Market Price at which you are willing to tender these Shares (your Tender Discount(s)).

You may tender your Shares at discounts of between 10 per cent and 14 per cent inclusive (at 1 per cent intervals) to the Market Price as set out on the Tender Form or as a Final Price Tender. If you hold 125 Shares or less, to participate you must tender all of your Shares at the same Tender Discount or as a Final Price Tender (which is an election to receive the

Buy-Back Price, whatever BHP Billiton Limited determines it to be). But if you hold more than 125 Shares, you may tender different parcels of the Shares you wish to sell at different Tender Discounts. For example, you may tender one third of the Shares you wish to sell at a 14 per cent Tender Discount, one third at a 10 per cent Tender Discount and one third as a Final Price Tender. However, you may not tender the same Shares at different Tender Discounts (or at both a specified Tender Discount and as a Final Price Tender). Each parcel of Shares tendered at a different Tender Discount or as a Final Price Tender is a separate Tender (but entered on the one form). The total number of Shares that you tender into the Buy-Back must not exceed the number set out in Box A on your Tender Form.

To provide an indication of the Market Price, BHP Billiton will calculate and make available to eligible shareholders the running VWAP during the five-day period as referred to in Section 1.11. The running VWAP will be published on BHP Billiton’s website (www.bhpbilliton.com) from approximately 6.00pm (Melbourne time) on Monday, 4 April 2011 and will be available through the Buy-Back enquiry line from Tuesday, 5 April 2011 and will be updated cumulatively each day. Please note that the Market Price information provided by BHP Billiton on its website and through the Buy-Back enquiry line will only be an estimate given that it is a cumulative daily update from opening of trading on Monday, 4 April 2011.

1. Details of the Buy-Back and tender process continued

The actual Market Price, representing the VWAP for the full five-day period up to and including the Closing Date, will be available from approximately 6.00pm (Melbourne time) on Friday, 8 April 2011, and can be obtained by accessing the BHP Billiton website or by calling the Buy-Back enquiry line on 1300 612 584 within Australia, 0800 451 521 within New Zealand or +61 3 9415 4868 if you are calling from outside Australia or New Zealand. BHP Billiton Limited also intends to announce the Market Price to the ASX (and other relevant exchanges) as soon as practicable on Friday, 8 April 2011.

BHP Billiton Limited shareholders may wish to delay submitting their Tender until towards the end of the Tender Period so that they can consider the approximate Market Price before submitting their Tender Form.

Step 3 – Optional – choose your Minimum Price

In addition to choosing to tender your Shares at the specified Tender Discounts and/or as a Final Price Tender, you may also elect to impose a Minimum Price condition on your Tender (see Section 1.21).

Step 4 – Submit your Tender(s)

How you submit your Tender(s) will depend on the type of holding you have. The method for submitting your Tenders will be specified on your Tender Form.

(a) Issuer Sponsored Holdings

Once you have determined the number of Shares you wish to tender into the Buy-Back and your Tender Discount(s) and/or Final Price Tender, and, if you choose, your Minimum Price, you need to complete and sign your personalised Tender Form and return it to the Registry by 7.00pm (Melbourne time) on Friday, 8 April 2011:

If sending by mail

BHP Billiton Limited Buy-Back

C/- Computershare Investor Services Pty Limited

GPO Box 52

Melbourne VIC 8060

AUSTRALIA

If sending by facsimile

BHP Billiton Limited Buy-Back

Fax no: +61 3 9473 2092

You can use the enclosed reply-paid envelope if you are posting your Tender Form from within Australia. If you are sending your Tender Form by facsimile, do NOT send your original Tender Form to the Registry.

BHP Billiton Limited will not accept your Tender Form unless it is actually received at the specified address before the Tender Period closes. You should allow sufficient time for your Tender Form to be received if you are sending your Tender Form by mail.

(b) CHESS Holdings

Once you have determined the number of Shares you wish to sell, your Tender Discount(s) and/or Final Price Tenders, and, if you choose, your Minimum Price, you need to instruct your controlling participant (normally your broker) in sufficient time for them to process your Tender so that it is received by the Registry by 7.00pm (Melbourne time) on Friday, 8 April 2011. The name of the controlling participant who manages your CHESS Holding as at the Buy-Back Record Date is printed on your Tender Form.

You should NOT send your Tender Form to the Registry.

If you are a CHESS Holder, you will be sent written confirmation from CHESS of the Tenders made on your holding or Tenders withdrawn by your controlling participant. Irrespective of its wording, this confirmation is not an acceptance by BHP Billiton Limited of any Tender.

1.24 Can I withdraw or amend my Tender?

Once you have submitted a Tender, it can only be withdrawn or amended by following the procedures set out below.

(a) Issuer Sponsored Holdings

To withdraw or amend a Tender that has been received by the Registry, you will need to submit a Withdrawal/ Amendment Form, a copy of which is included at the back of this booklet. If you wish to withdraw all of your Tenders (‘Withdrawal’), or change the terms of all or some of your Tenders, or withdraw some (not all) of your Tenders (‘Amendment’), you must follow the following procedure:

•	tick either the ‘Withdrawal’ or ‘Amendment’ box on the Withdrawal/Amendment Form;

•	complete your shareholder details;

•	complete the details of all of your Tenders; and

•	sign the form and send it to the Registry at the address provided so that it is received by 7.00pm (Melbourne time) on Friday, 8 April 2011.

The effect of amending your Tenders by submitting a Withdrawal/Amendment Form will be to withdraw all of your previous Tenders and (where applicable) replace them with the Tenders detailed on that Withdrawal/ Amendment Form.

(b) CHESS Holdings

If you have a CHESS Holding, you will need to instruct your controlling participant in sufficient time for them to process your withdrawal or amendment by 7.00pm (Melbourne time) on Friday, 8 April 2011.

If you have a CHESS Holding, you should NOT send a Withdrawal/Amendment Form to the Registry.

The effect of your controlling participant withdrawing or amending one or more of your Tenders will be to withdraw those Tenders, and in the case of an amendment to replace the amended Tenders with new Tenders.

If you are a CHESS Holder, you will be sent written confirmation from CHESS of the withdrawals/amendments made in relation to your holding by your controlling participant. Irrespective of its wording, this confirmation is not an acceptance by BHP Billiton Limited of your withdrawal or amendment of any Tender.

1.25 How can I obtain additional Tender or Withdrawal/Amendment Forms?

If you require replacement Tender Forms or additional Withdrawal/Amendment Forms, please call the Buy-Back enquiry line on 1300 612 584 within Australia, 0800 451 521 within New Zealand or +61 3 9415 4868 if you are calling from outside Australia or New Zealand. Withdrawal/ Amendment Forms can also be downloaded from BHP Billiton’s website (www.bhpbilliton.com).

You should keep in mind that, in order to withdraw or amend your Tender at or near the end of the Tender Period, you will need to have sent your form so that it is received by the Registry (or, for CHESS Holders, processed by your controlling participant) by 7.00pm (Melbourne time) on Friday, 8 April 2011.

1.26 Can ordinary shares held by BHP Billiton employees be tendered?

Restricted Employee Shares are not eligible to be tendered into the Buy-Back and these shares have not been included on your Tender Form. This includes ESP Loan Shares.

However, any EEP Shares which are registered in your name at the Buy-Back Record Date, and which are not Restricted Employee Shares, may be tendered into the Buy-Back and are included on the Tender Form you received.

Shareplus Shares that have been transferred to you and registered in your name on the Buy-Back Record Date are eligible to participate.

Any form of rights or options to acquire Shares granted under an EEP are not Shares, and therefore are not eligible to be tendered into the Buy-Back. This includes ESP Options, PSP Performance Rights, LTIP Performance Shares, MAP Restricted Shares, GIS Deferred Shares, GIS Options, GSTIP Deferred Shares and GSTIP Options granted under BHP Billiton’s EEP. However, EEP Shares you acquire on the exercise or vesting of such options or rights (as applicable), and which are registered in your name on the Buy-Back Record Date, are eligible to be tendered into the Buy-Back.

BHP Billiton employees who are Excluded Foreign Persons (including employees who are located in the United States, are US Persons or are residents of Canada) are not eligible to participate in the Buy-Back.

If you hold EEP Shares and have any questions about tendering your EEP Shares, please call the Buy-Back enquiry line on 1300 612 584 within Australia, 0800 451 521 within New Zealand or +61 3 9415 4868 if you are calling from outside Australia or New Zealand.

1.27 How will I receive payment for Shares bought back?

If you have an existing direct credit instruction to an Australian bank account for the payment of dividends on your Shares recorded on the BHP Billiton Limited Share Register at 7.00pm (Melbourne time) on Friday, 8 April 2011, all proceeds due to you under the Buy-Back will be credited to your nominated bank account. If your nominated bank account is domiciled in the United States or Canada or you do not have a direct credit authority, you will be sent a cheque in Australian dollars. Where dividends are normally paid in a currency other than Australian dollars, the Buy-Back proceeds will be paid in that other currency by direct credit. However, BHP Billiton Limited will only make payments in New Zealand dollars and pounds sterling. To determine the amounts payable in currencies other than Australian dollars, the Buy-Back proceeds will be converted into the relevant currency at the applicable exchange rate on the Buy-Back Date as determined by BHP Billiton Limited.

1. Details of the Buy-Back and tender process continued

Alternatively, if you wish to receive payment for Shares bought back in a form that is different from your current direct credit instructions for payment of dividends on your Shares, you may change your current direct credit instructions by providing written instructions to the Registry before 7.00pm (Melbourne time) on Friday, 8 April 2011 or update your details by logging onto the Investor Centre (www.investorcentre.com). Please note that if you do alter your nominated bank account details, this will be taken to be your nominated bank account for future dividend payments.

Cheques and direct credit advices will be mailed to you at your risk to your address, as shown on the BHP Billiton Limited Share Register at 7.00pm (Melbourne time) on Friday, 8 April 2011. It is your responsibility to inform the Registry of any changes to your contact details. Payments to bank accounts and dispatch of cheques are expected to be completed by Monday, 18 April 2011. Payments to the accounts and the dispatch of cheques to the addresses on the BHP Billiton Limited Share Register will satisfy BHP Billiton Limited’s obligation to pay you for any Shares bought back.

1.28 Can I trade my Shares after submitting a Tender?

Once you have tendered Shares into the Buy-Back, you should not:

•	sell or offer to sell those Shares;

•	convert those Shares from an Issuer Sponsored Holding to a CHESS Holding or vice versa; or

•	move them between CHESS Holdings (for instance, if you change your controlling participant).

However, any Shares which you have not tendered into the Buy-Back may be sold or otherwise dealt with in the ordinary manner.

Once you have submitted a Tender, you will not be able to deal with those Shares before the end of the Tender Period unless you first withdraw or amend your Tender, in accordance with the procedures set out in Section 1.24 of this booklet.

1.29 If I purchase other Shares during the Tender Period, will my tendered Shares be affected?

Eligible BHP Billiton Limited shareholders who tender their Shares to BHP Billiton Limited under the Buy-Back will be able to purchase additional Shares in BHP Billiton Limited on or after Friday, 25 February 2011 without compromising their Australian tax position, specifically their entitlement for claiming related franking credits, on Shares sold into the Buy-Back. This is because:

•	those additional shares will not carry an entitlement to participate in the Buy-Back; and

•

the ATO has indicated that such additional shares acquired on an ex-entitlement basis on or after Friday, 25 February 2011 will be excluded from the ‘last-in first-out’ principle of the 45-day rule (see Section 2.2).

General information on the Australian tax implications for eligible BHP Billiton Limited shareholders participating in the Buy-Back is included in Section 2 of this booklet.

2 Australian tax implications for BHP Billiton Limited shareholders

The following discussion is intended only as a general summary of the Australian income tax implications of participating in the Buy-Back

If you decide to participate in the Buy-Back, your particular tax treatment will depend on your own circumstances. It is therefore important that you seek professional tax advice to take into account your particular circumstances.

2.1 Introduction

Unless otherwise specified, this discussion is based on Australian income tax legislation and administrative practice as at 24 February 2011. These laws, the interpretation of them by the courts, and administrative practice may change at any time, and sometimes with retrospective effect.

In May 2009, the Assistant Treasurer announced a number of proposed changes to the tax laws affecting off-market share buy-backs. These changes, if enacted, may affect the terms on which companies offer to buy back their shares and the taxation consequences for BHP Billiton Limited shareholders of participating in a buy-back.

It has been announced that any changes to the taxation laws affecting off-market share buy-backs would apply from the date of enactment of the relevant legislation. Since that legislation has yet to be introduced into Parliament, BHP Billiton Limited does not anticipate that the Buy-Back will be affected by the proposed changes, but this cannot be known with certainty.

BHP Billiton Limited has received a draft Class Ruling from the ATO for BHP Billiton Limited shareholders who participate in the Buy-Back, which provides preliminary confirmation of a number of the statements contained in this summary. The ATO will not issue the Class Ruling in a form that is binding until after completion of the Buy-Back. Although it is not anticipated to be the case, when the binding Class Ruling is issued by the ATO, it is possible that it may express a view contrary to that set out below.

This general summary of the Australian income tax implications of participating in the Buy-Back is limited to BHP Billiton Limited shareholders who hold their Shares on capital account and therefore may be assessed for tax under the capital gains tax (‘CGT’) provisions on Shares bought back by BHP Billiton Limited. BHP Billiton Limited shareholders who:

•	carry on a business of dealing in shares or who otherwise hold shares on revenue account; or

•	have made an election under the taxation of financial arrangements (‘TOFA’) regime that affects the recognition of gains and losses in respect of their Shares may be assessed on their dealings in Shares other than under the CGT provisions. The tax consequences for those BHP Billiton Limited shareholders may differ significantly from those discussed below.

The general summary below does not address any specific issues that may arise where a shareholder receives the Buy-Back proceeds in a currency other than Australian dollars.

2. Australian tax implications for BHP Billiton Limited shareholders continued

2.2 Income tax – Treatment of Dividend Component of Buy-Back Price

Australian Resident Shareholders

What proportion of the Buy-Back Price is a deemed dividend that I must include in my assessable income?

The Buy-Back will constitute an ‘off-market’ buy-back for the purposes of Division 16K of Part III of the Income Tax Assessment Act 1936. It is anticipated that the Capital Component of the Buy-Back Price will be A$0.28 and that all of the Buy-Back Price in excess of A$0.28 (Dividend Component) will be treated as a frankable distribution.

The Dividend Component will be fully franked. You will need to include this amount in your assessable income.

Will I be entitled to a tax offset?

If you are entitled to the benefit of franking credits on the Dividend Component (see section entitled ‘Franking Credit Entitlements’ below) you will also:

•	need to include the franking credit on the Dividend Component in your assessable income; and

•	be entitled to a tax offset equal to the franking credit.

The tax offset may reduce the total tax payable on your taxable income. If you are an individual or a complying superannuation entity and your total tax offsets exceed the total tax payable on your taxable income, you may be entitled to a cash refund of that excess.

Generally no refunds will be available to companies if the tax offset exceeds the tax payable, however, they may be able to carry forward any excess tax offsets to reduce tax payable in future income years.

Will an Australian resident company be entitled to a credit in its own franking account?

Yes. If the company satisfies the holding period rules (see section entitled ‘Franking Credit Entitlements’ below), the company should enter the franking credit in its franking account and it can be used to frank dividends that the company pays.

Non-Resident Shareholders

What is the tax treatment if I am not a resident of Australia?

If you are a non-resident shareholder that does not carry on business through a permanent establishment in Australia, the Dividend Component is not subject to either Australian income tax or Australian withholding tax as it will be fully franked. The franking credits which are attached to the Dividend Component will generally have no further relevance for you and no part of those franking credits is refundable by the ATO to you.

Different consequences may arise if you hold Shares as part of a business conducted through a permanent establishment in Australia. In that case, you should obtain your own Australian tax advice before making a decision to participate in the Buy-Back.

The treatment of the Dividend Component as a deemed dividend is a function of Australian tax law (Division 16K of Part III of the Income Tax Assessment Act 1936) and does not alter the fact that, for all other purposes, the Buy-Back Price is the proceeds from selling the shares back to BHP Billiton Limited. It cannot therefore be assumed that the tax laws of the jurisdiction in which you reside will treat any part of the Buy-Back Price as a dividend.

Franking Credit Entitlements

Are there any rules which might deny me the benefit of the franking credits?

The Australian tax legislation includes a number of rules which may prevent you from claiming the benefit of franking credits on the Dividend Component. These rules are designed to, amongst other things, discourage trading in franking credits. These rules may deny the benefit of franking credits to you generally, or because of your particular circumstances.

Will the anti-streaming rules deny me the benefit of franking credits?

BHP Billiton Limited has received preliminary advice from the ATO that it will not make a determination to deny participating BHP Billiton Limited shareholders the benefit of franking credits on the Dividend Component.

However, the particular circumstances of each participating shareholder will also be relevant in determining whether the rules deny the benefit of the tax offset or franking credit. For example, the period during which you hold the Shares and any arrangements you have in relation to the Shares will be important.

How long do I have to hold the Shares to be entitled to the franking credits?

To qualify for the franking credit on the Dividend Component you must be a ‘qualified person’. You will be a qualified person if:

•	you satisfy one of the specific concessions in the legislation (for example, you are an individual whose total franking credit entitlement for the income year does not exceed A$5,000); or

•	you satisfy the ‘45-day rule’.

The 45-day rule requires that if you are an Australian resident shareholder you have to have held your Shares ‘at risk’ for a period of at least 45 days excluding the days of acquisition and disposal.

The 45-day rule is complex. Generally, if you are subject to the rule and you acquired all of your Shares on or before Thursday, 24 February 2011 you will have held your shares for 45 clear days in respect of the Dividend Component. This is on the assumption that the determination of the Buy-Back allocations occurs on Monday, 11 April 2011.

Will I have held my shares at risk over this 45-day period?

You can still not satisfy the 45-day rule even if you acquired your Shares on or before Thursday, 24 February 2011. This may arise where you have entered into other arrangements regarding the Shares, which reduce the risk of loss or opportunity for gain on the Shares. For example, granting an option to another person to acquire the Shares would reduce that risk or opportunity.

In addition, if you are under an obligation to make a payment that passes the benefit of the Dividend Component to another person, you may also not qualify for the franking credit unless other ‘at risk’ holding requirements are satisfied.

If I acquire shares after the ex-entitlement date will this impact Shares tendered into the Buy-Back?

The 45-day rule operates on the last-in-first-out principle so you will be deemed, for the purpose of applying the 45-day rule, to have disposed of your most recently acquired Shares under the Buy-Back.

The ATO generally accepts that shares purchased on or after the ex-entitlement date for an off-market buy-back (in this case, Shares purchased on or after Friday, 25 February 2011) will be excluded from the ‘last-in-first-out’ rule. The acquisition of Shares on an ex-entitlement basis will therefore not affect your ability to receive franking credits on Shares acquired on or before Thursday, 24 February 2011 which are tendered into the Buy-Back. If the determination of the Buy-Back allocations occurs on a day other than Monday, 11 April 2011, these dates may alter.

2. Australian tax implications for BHP Billiton Limited shareholders continued

2.3 Capital Gains Tax (‘CGT’) – Disposal of Shares (acquired after 19 September 19851)

Australian Resident Shareholders

BHP Billiton Limited shareholders participating in the Buy-Back will be deemed for CGT purposes to have disposed of each Share for the Capital Component of A$0.28 plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price (Capital Proceeds). The date of disposal will be taken, for CGT purposes, to be the date on which BHP Billiton Limited accepts the Tender. This is anticipated to be on Monday, 11 April 2011.

What is the Tax Value of the Shares?

In 2004, the ATO released Taxation Determination TD2004/22, which sets out the ATO’s view in relation to determining the Tax Value of shares bought back off-market. TD2004/22 provides that the Tax Value should be determined as the volume weighted average price of the shares over the last five trading days before the first announcement of the buy-back, adjusted for the movement in the S&P/ASX 200 Index from the opening of trading on the announcement date to the close of trading on the day the buy-back closes.

TD2004/22 also provides that if companies undertaking an off-market share buy-back wish to vary this methodology, representations should be made to the ATO explaining the rationale for this variation.

BHP Billiton Limited has made representations to the ATO that the market value setting methodology adopted in TD2004/22 should be varied in determining the Tax Value of Shares. As a result of these representations, the ATO has indicated that for the purposes of the Buy-Back, the Tax Value may be determined in accordance with the following formula:

A$46.55 x	BHP Billiton Plc opening price on the London Stock Exchange on the Closing Date

£23.745*

*	£23.745 was the BHP Billiton Plc closing price on the London Stock Exchange on 21 February 2011.

If the movement in the BHP Billiton Plc share price is significantly different from the movement in the BHP Billiton Limited share price over the relevant period, BHP Billiton Limited may approach the ATO to seek to vary the methodology used to determine the Tax Value.

If the Buy-Back Price was higher than the Tax Value, a portion of the Dividend Component equal to the difference between the Buy-Back Price and the Tax Value would be deemed to be unfrankable. BHP Billiton does not intend to buy back any Shares for an amount in excess of the Tax Value.

Will I make a capital gain or a capital loss on sale of Shares into the Buy-Back?

You will make a capital gain on a Share disposed of under the Buy-Back to the extent that your Capital Proceeds exceed the CGT cost base of the Share. However, in light of the size of the Capital Component, this will not typically occur.

Under current law, you will make a capital loss for a Share disposed of under the Buy-Back if the CGT cost base of the Share exceeds the Capital Proceeds. No allowance for indexation or non-capital costs is made in determining the CGT cost base of the Share in calculating a capital loss.

Note:

[1]

Shares acquired on or before 19 September 1985 will not normally be subject to CGT in Australia, however, the Dividend Component for such Shares will be relevant for Australian income tax purposes. Furthermore, if you are the trustee of a superannuation fund, shares acquired on or before 19 September 1985 will be subject to CGT in Australia.

The capital loss which arises under the Buy-Back may be greater than the capital loss which may have arisen under an equivalent sale of the Shares on-market. This is because the Capital Proceeds under the Buy-Back are limited to A$0.28 plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price, rather than the price at which the shareholder would have sold their Shares on-market. The lower Capital Proceeds also mean that any capital gain which may otherwise have arisen on disposal of the Shares under the Buy-Back is reduced or eliminated.

If you are a company, or normally taxed as a company, it does not necessarily follow that you will have a capital loss if the Capital Proceeds are less than the CGT cost base of the share (excluding indexation and non-capital costs). Where a shareholder is a company, or is normally taxed as a company, the amount of any capital loss is reduced by the lesser of:

•	the fully franked Dividend Component; and

•	the amount of the capital loss.

If a capital loss does arise from the Buy-Back, you cannot offset that capital loss or any part of it against the Dividend Component or any franking credit included in your assessable income, as it can only be used to offset capital gains. Capital losses that are not used in the income year in which they arise may usually be carried forward and used to offset capital gains made in later income years.

Section 2.4 provides illustrative examples of the potential tax consequences for an Australian resident individual disposing of their Shares under the Buy-Back. The actual tax consequences will depend on the Buy-Back Price, the Tax Value, the individual’s applicable marginal tax rate and their CGT cost base for the Shares.

Will I receive a CGT discount?

If you have held your Shares for more than 12 months prior to the date of disposal (anticipated to be Monday, 11 April 2011), you are eligible for the discount and need only include in your assessable income one-half (for individuals) and two-thirds (for complying superannuation funds) of any net capital gain. If you are a company you are not entitled to any CGT discount.

What will be my CGT cost base?

Generally, the CGT cost base for a Share will be the amount that you paid to acquire the Share together with certain incidental costs of acquisition, for example stamp duty and brokerage, and certain incidental costs of disposal. If you are the trustee of a superannuation fund, you should note that the cost base of shares acquired before 1 July 1988 may be adjusted to the market value of the shares on 30 June 1988.

If you acquired your Shares pursuant to an employee equity scheme, your cost base will be determined under the specific provisions dealing with such schemes.

The cost base must also be adjusted for any capital reductions or bonus issues of shares. For example, on the formation of the DLC in 2001 a bonus issue of 1.0651 shares for each share held was made. Further, capital reductions were undertaken to facilitate the demerger of each of OneSteel Ltd in October 2000 (A$0.66 per share reduction in the cost base per share before adjustment for DLC bonus shares) and BlueScope Steel Ltd in July 2002 (5.063 per cent reduction in cost base per share).

2. Australian tax implications for BHP Billiton Limited shareholders continued

In determining the impact of the BlueScope Steel Ltd demerger, the ATO accepts that there may be more than one method of allocating the cost base that results in a reasonable apportionment. In all cases, the ATO considers that the apportionment will be reasonable if a taxpayer calculates the new cost base of each post-demerger interest in accordance with the market value of that interest relative to the total market value of all of their post-demerger interests. This method is referred to as the relative market value method. However, it may also be acceptable to use the parcel by parcel method.

This information is contained in:

(1)	ATO Tax Determination TD 2006/73 – issued by the Australian Taxation Office 22 November 2006:

http://law.ato.gov.au/atolaw/view.htm?Docid=

TXD/TD200673/NAT/ATO/00001&PiT=

99991231235958

(2)	Further information from the ATO on the application of TD 2006/73:

http://www.ato.gov.au/print.asp?doc=/content/75646.htm

Can the CGT cost base be indexed?

If you are not a company and you acquired your Shares at or before 11.45am (ACT time) on 21 September 1999, you may choose whether to index the cost base to 30 September 1999 or to apply the CGT discount. A company is permitted to index the cost base of Shares acquired before 11.45am (ACT time) on 21 September 1999, but is not permitted to apply the CGT discount.

If you acquired your Shares after 11.45am (ACT time) on 21 September 1999, you cannot index your cost base. However, you may apply the CGT discount (unless you are a company) in calculating any capital gain on disposal if you have held your Shares for at least 12 months.

Indexation does not apply to the calculation of a capital loss.

Non-Resident Shareholders

Under Australian CGT rules, a taxable capital gain or capital loss generally will not arise for a non-resident participating in the Buy-Back unless the non-resident together with its ‘associates’ holds a ‘non-portfolio interest’ in BHP Billiton Limited on Monday, 11 April 2011 or throughout a 12-month period during the 2 years ending Monday, 11 April 2011. This assumes that the determination of the Buy-Back allocation occurs on Monday, 11 April 2011.

A ‘non-portfolio interest’ is a 10 per cent holding of the issued shares of BHP Billiton Limited (including options to acquire such shares). If you and your associates together hold, or have held, a non-portfolio interest in BHP Billiton Limited, you should obtain specific Australian taxation advice before making any decision to tender your Shares into the Buy-Back.

However, different consequences may arise if a nonresident shareholder holds Shares as part of a business conducted through a permanent establishment in Australia or if a non-resident has previously resided in Australia and held the relevant Shares at the time when they left Australia. If these circumstances apply to you, you should obtain specific Australian taxation advice before making any decision to tender your Shares into the Buy-Back.

2.4 Worked tax example of potential tax consequences for Australian resident individuals and Australian complying superannuation funds

The following worked examples set out the potential tax consequences per Share acquired after 19 September 1985 for Australian resident individuals and Australian complying superannuation funds participating in the Buy-Back. The examples assume a Buy-Back Price of A$38.70 (an assumed 14 per cent Buy-Back Discount to an assumed Market Value of A$45.00) and two illustrative cost bases for CGT purposes of A$20.00 and A$30.00 per Share. You should not rely on A$38.70 as being the actual Buy-Back Price; see Section 1.10 for an explanation of how the Buy-Back Price will be determined.

The ‘Jonathan example’ following the table assumes a Buy-Back Price of A$38.70 (an assumed 14 per cent Buy-Back Discount to an assumed Market Value of A$45.00) and a A$30.00 cost base for CGT purposes and provides more detailed commentary on the relevant calculations in notes A to I following the table. The column on the right of the table marked ‘Your workings’ is there to assist you should you choose to participate in the Buy-Back. It is intended to help you calculate your anticipated income tax and CGT consequences if you choose to participate in the Buy-Back.

It is important to understand that the table is an illustrative example only and is based on a number of assumptions including:

•	a Buy-Back Price which may not be the actual Buy-Back Price. The actual Buy-Back Price and the amount of the Dividend Component will not be known until after the Buy-Back closes;

the discount capital gain method is used, which may or may not be applicable depending on a participating shareholder’s circumstances; and

•	a Tax Value which may change (see Section 2.3). The actual Tax Value will not be known until after the Buy-Back closes.

In any event, the tax consequences for an Australian resident individual or an Australian complying superannuation fund may be different from the illustrative example because of their particular circumstances. The amounts calculated under the illustrative example will not necessarily reflect the actual tax consequences for you if you choose to participate in the Buy-Back.

Tax calculator

To assist you to calculate the tax consequences for you if you choose to participate in the Buy-Back, BHP Billiton Limited intends to provide access to a tax calculator through its website (www.bhpbilliton.com) from approximately Monday, 7 March 2011 to Monday, 18 April 2011.

2. Australian tax implications for BHP Billiton Limited shareholders continued

	Superfund		Australian resident individuals[1]
			Income = $0–$6,000		Income = $6,001–$37,000		Income = $37,001–$80,000
Per share A$	15% tax rate		0.00% marginal tax rate		16.50% marginal tax rate		31.50% marginal tax rate
Income tax consequences (deemed dividend)
Illustrative Buy-Back Price		$38.70		$38.70		$38.70		$38.70
Less: Capital Component		$0.28		$0.28		$0.28		$0.28

Assumed fully franked deemed dividend[2]		$38.42		$38.42		$38.42		$38.42
Add: gross up for franking credits		$16.47		$16.47		$16.47		$16.47
Assessable income		$54.89		$54.89		$54.89		$54.89
Tax on assessable income		($8.23)		$0.00		($9.06)		($17.29)
Tax offset[3]		$16.47		$16.47		$16.47		$16.47
Net tax offset (tax payable) on franked deemed dividend		$8.24		$16.47		$7.41		($0.82)

After tax proceeds[3]		$46.66		$54.89		$45.83		$37.60

CGT consequences (capital)
Capital Component	$0.28	$0.28	$0.28	$0.28	$0.28	$0.28	$0.28	$0.28
Add: excess Tax Value over Buy-Back Price[4]	$6.30	$6.30	$6.30	$6.30	$6.30	$6.30	$6.30	$6.30
Less: Illustrative cost base	$20.00	$30.00	$20.00	$30.00	$20.00	$30.00	$20.00	$30.00
Nominal capital gain/(loss) on disposal	($13.42)	($23.42)	($13.42)	($23.42)	($13.42)	($23.42)	($13.42)	($23.42)
Discount capital gain/(loss)[5]	($8.95)	($15.61)	($6.71)	($11.71)	($6.71)	($11.71)	($6.71)	($11.71)
Tax impact of capital gain/loss[6]	$1.34	$2.34	$0.00	$0.00	$1.11	$1.93	$2.11	$3.69

After tax proceeds[5,6]	$1.62	$2.62	$0.28	$0.28	$1.39	$2.21	$2.39	$3.97

Total after tax proceeds[5,6]	$48.28	$49.28	$55.17	$55.17	$47.22	$48.04	$39.99	$41.57

Notes:

[1]

For the purposes of the analysis, it is assumed that the marginal tax rate for individuals includes the Medicare levy at a rate of 1.5 per cent. The liability of an individual to pay the Medicare levy depends on the individual’s own circumstances.

[2]	This assumed fully franked Dividend Component (A$38.42) is calculated as the assumed Buy-Back Price of A$38.70 less the Capital Component of A$0.28.
[3]	This assumes the shareholder is fully entitled to the franking credits associated with the Dividend Component.
[4]

This assumes, for illustrative purposes only, that the ‘Tax Value’ of the Shares is A$45.00. The actual Tax Value will be A$46.55, adjusted for the movement in the BHP Billiton Plc share price from £23.745 (the closing price on the London Stock Exchange on Tuesday, 21 February 2011) to the opening price on the London Stock Exchange on the Closing Date.

[5]

This assumes that the discount capital gain method is used, which adjusts the total capital gain by a discount factor (50 per cent for individuals; 33 1/3 per cent for complying superannuation funds). Although capital losses, as such, are not subject to discount, it is assumed that capital losses are offset against capital gains and that the net amount is then discounted. If capital losses are offset against capital gains which cannot be discounted (e.g. on assets held for less than 12 months), the tax impact of the capital loss will be greater (more favourable) than shown in the table.

[6]

This assumes shareholders will be able to fully utilise capital losses to offset capital gains derived from other assets. The capital loss, which arises under the Buy-Back, may be different to any capital gain/loss which may have arisen under an equivalent sale of Shares on-market. This is because the Capital Proceeds under the Buy-Back are the aggregate of A$0.28 (the cash Capital Component) plus A$6.30 (the excess of the assumed Tax Value over the assumed Buy-Back Price). The A$6.30 is used for illustrative purposes only.

‘Jonathan example’

Jonathan earns A$48,000 per annum and he is in a tax bracket that gives him a marginal tax rate of 31.5 per cent. Jonathan purchased 500 BHP Billiton Limited Shares post July 2002 (that is, Jonathan did not participate in any of the demergers) at A$30.00 per Share and as a consequence his cost base for CGT purposes is A$30.00 per Share. Jonathan is able to tender at any of the five specified Tender Discounts in the range of 10 per cent to 14 per cent inclusive (at 1 per cent intervals) to the Market Price or as a Final Price Tender, and wants to calculate the income tax and CGT consequences for a given Buy-Back Price within the range on a per Share basis.

Income tax consequences (See ‘Jonathan example’ above)

A	If Jonathan decides to tender at a 14 per cent Tender Discount to the assumed Market Price of A$45.00, the equivalent Buy-Back Price would be A$38.70 per Share.

B	The Buy-Back Price is made up of two components, a Capital Component of A$0.28 and a fully franked Dividend Component. The assumed fully franked Dividend Component would be A$38.42 per Share, representing the difference between the illustrative Buy-Back Price of A$38.70 and the Capital Component of A$0.28.

C	As the Dividend Component will be fully franked, it needs to be ‘grossed up’ for the franking credits that are attached to it. The gross up occurs because tax credits can be passed to shareholders for income tax already paid by BHP Billiton Limited. The company tax rate in Australia is 30 per cent, so the grossed up amount is calculated by dividing the fully franked Dividend Component by 0.7. This gives Jonathan a ‘grossed up’ dividend amount of A$54.89.

				Jonathan (example)			Your workings
Income = $80,001–$180,000		Income = $180,000+		Income = $48,000			Income = $
38.50% marginal tax rate		46.50% marginal tax rate		31.50% marginal tax rate			% marginal tax rate
	$38.70		$38.70	Buy-Back Price =	$38.70	A	Buy-Back Price =	$
	$0.28		$0.28	Capital Component =	$0.28	B	Capital Component =		($0.28)

	$38.42		$38.42	$38.70 – $0.28 =	$38.42	B	$ – $0.28 =	$
	$16.47		$16.47	$38.42 * (0.3/0.7) =	$16.47	C	$ *(0.3/0.7) =	$
	$54.89		$54.89	$38.42 + $16.47 =	$54.89	C	$ + $ =	$
	($21.13)		($25.52)	– ($54.89 * 31.5%) =	($17.29	)D	–($ * %)=	($	)
	$16.47		$16.47	$38.42 * (0.3/0.7) =	$16.47	C	$ *(0.3/0.7) =	$
	($4.66)		($9.05)	$16.47 – $17.29 =	($0.82	)E	$ –$ =	$

	$33.76		$29.37	$54.89 – $17.29 =	$37.60		$ +/–$ =	$

$0.28	$0.28	$0.28	$0.28	Capital Component =	$0.28		Capital Component =		$0.28
$6.30	$6.30	$6.30	$6.30	$45.00 – $38.70 =	$6.30	F	$ –$ =	$
$20.00	$30.00	$20.00	$30.00	Cost base =	$30.00		Your cost base =	$
($13.42)	($23.42)	($13.42)	($23.42)	$0.28 + $6.30 – $30.00 =	($23.42	)G	$0.28 + $ – $ =	$
($6.71)	($11.71)	($6.71)	($11.71)	($23.42) * 50% =	($11.71	)H	$ * % =	$
$2.58	$4.51	$3.12	$5.45	$11.71 * 31.5% =	$3.69		$ * % =	$

$2.86	$4.79	$3.40	$5.73	$0.28 + $3.69 =	$3.97		$0.28 + $ =	$

$36.62	$38.55	$32.77	$35.10	$37.60 + $3.97 =	$41.57I		$ + $ =	$

D	Jonathan calculates his income tax liability by multiplying the ‘grossed up’ deemed dividend amount of A$54.89 by his marginal tax rate of 31.5 per cent. That is, Jonathan has a tax liability of A$17.29 per Share.
E	Jonathan must pay 82 cents of income tax on the Dividend Component of every Share he sells in the Buy-Back. This is the difference between the franking credit attached to the Dividend Component (A$16.47) and the tax payable at his marginal tax rate (A$17.29). Jonathan’s net dividend proceeds after income tax are A$37.60 (i.e. A$38.42 less A$0.82). Note: numbers may differ due to rounding.

CGT consequences (see ‘Jonathan example’ above)

F	For tax purposes, the price at which Jonathan will be deemed to have sold his Shares under the Buy-Back will be equal to the A$0.28 Capital Component plus any amount by which the Tax Value exceeds the Buy-Back Price. Based on an assumed Tax Value of A$45.00 and the assumed Buy-Back Price of A$38.70, the excess amount is A$6.30.
G	Jonathan will be deemed to have sold his Shares under the Buy-Back for A$6.58 per Share (i.e. the Capital Component of A$0.28 plus the excess of the assumed Tax Value over the assumed Buy-Back Price of A$6.30). Jonathan’s cost base is A$30.00 per Share. Thus, the maximum capital loss that Jonathan will be able to offset against capital gains is A$23.42 per Share that is sold under the Buy-Back (i.e. A$30.00 less A$6.58).
H	Assuming Jonathan has held the other (gain) assets for more than 12 months and realised a capital gain from those other assets during the 2010–11 income year, the discount capital gain method is used, which has the effect of adjusting the total capital loss by a discount factor of 50 per cent for individuals. The benefit of Jonathan’s capital loss is therefore 31.5 per cent of half of $A23.42, i.e. A$3.69.

Overall after tax proceeds

I	Jonathan would receive after-tax proceeds of A$41.57 if he tenders his Shares at A$38.70 per Share (i.e. 14 per cent Tender Discount to the assumed Market Price of A$45.00), based on the assumptions above and the notes to the table, i.e. an assumed Buy-Back Price of A$38.70 minus income tax of A$0.82, plus a capital loss benefit of A$3.69.

3 Effect of the Buy-Back on BHP Billiton

3.1 Interim results for the half year ended 31 December 2010 and other information

Record half year results

BHP Billiton’s diversified, tier one business strategy delivered another record half year result with Underlying EBITDA and attributable profit (excluding exceptional items) increasing by 60 per cent and 88 per cent respectively.

The consistently high margins and returns that characterise BHP Billiton’s business strategy were again evident with an Underlying EBIT margin of 46 per cent and underlying return on capital of 41 per cent. Excluding capital investment associated with projects not yet in production, underlying return on capital was 48 per cent.

The Group’s ongoing commitment to invest through the cycle has ideally positioned BHP Billiton to deliver consistent and high value production growth into generally tight and growing commodity markets. In that context, robust operating performance was reported across the portfolio with three commodities and five businesses achieving production records in the December 2010 half year. Western Australia Iron Ore (Australia) shipments rose to an annualised rate of 148 million tonnes per annum in the December 2010 quarter, while first production was achieved for the Hunter Valley Energy Coal (Australia) MAC20 project.

An improving economic backdrop and broader supply constraints continued to support the fundamentals for the majority of BHP Billiton’s core commodities. Stronger realised prices in the December 2010 half year increased Underlying EBIT by US$8,531 million, net of price linked costs. Industry wide operating and capital cost pressures are, however, being experienced across a range of businesses and BHP Billiton is not immune from that trend. The devaluation of the US dollar and inflationary pressures reduced Underlying EBIT by a combined US$1,415 million.

Investing in the future

Operating cash flow of US$12,193 million resulted in the Group ending the December 2010 half year in a net cash position. This balance sheet strength affords BHP Billiton substantial flexibility as it continues with significant investment in organic growth that is expected to exceed US$80 billion over the five years to the end of the 2015 financial year.

Major projects, including those in iron ore and metallurgical coal, are at an advanced stage of the approvals process and should result in a substantial increase in sanctioned project capital expenditure.

Progressive dividend and expanded capital management program

Notwithstanding the significant commitment towards growth, BHP Billiton declared a ten per cent increase in its interim dividend to 46 US cents per share and announced the aforementioned US$10 billion expanded capital management program. The program will be executed in the form of both on-market buy backs of BHP Billiton Plc shares and an off-market buy-back of BHP Billiton Limited shares. Subject to market conditions, it is BHP Billiton’s expectation that the US$10 billion capital management initiative will be largely completed by the end of the 2011 calendar year.

Electronic copies of BHP Billiton’s December 2010 Interim Results announcement can be found on BHP Billiton’s website (www.bhpbilliton.com). Announcements made by BHP Billiton, including announcements regarding BHP Billiton’s agreement to acquire all of Chesapeake Energy Corporation’s interests in the Fayetteville Shale, USA, and announcements made on or after the date of this booklet, may be of interest to shareholders. Any such announcements can also be found on BHP Billiton’s website.

3.2 Impact of the Buy-Back on future growth

Notwithstanding the expanded US$10 billion capital management initiative, BHP Billiton remains well positioned to fund its extensive organic growth program.

Predictable cash flow and a strong balance sheet affords BHP Billiton substantial flexibility as it continues with significant investment in organic growth that is expected to exceed US$80 billion over the five years to the end of the 2015 financial year. Major projects, including those in iron ore and metallurgical coal, are at an advanced stage of the approvals process and should result in a substantial increase in sanctioned project capital expenditure.

BHP Billiton currently has 10 projects under development that are expected to account for the majority of the forecast US$15 billion capital and exploration spend for the 2011 financial year. Importantly, industry wide cost pressures are being experienced across a broad range of projects and reflect stronger producer currencies as well as underlying inflation on raw material and labour costs. BHP Billiton is not immune to this trend. In accordance with BHP Billiton’s continuous disclosure obligations, any material change to BHP Billiton capital commitments made during the Buy-Back period will be notified to the market.

On 22 February 2011, BHP Billiton announced that it had agreed to acquire all of Chesapeake Energy Corporation’s interests in the Fayetteville Shale, USA, including the midstream pipeline system, for US$4.75 billion, which BHP Billiton expects to fund from the Group’s cash resources.

The acquisition is consistent with BHP Billiton’s strategy of investing in large, long-life, low-cost assets with significant volume growth from future development. It also supports BHP Billiton’s goal of diversification by geography, customer and product.

3.3 How will the Buy-Back be funded?

The Buy-Back is expected to be funded from the Group’s cash resources. Given the strength of BHP Billiton’s financial position, it will remain strongly capitalised after completion of the Buy-Back in line with BHP Billiton’s solid ‘A’ credit rating. The Buy-Back and the acquisition of all of Chesapeake Energy Corporation’s interests in the Fayetteville Shale, USA, for US$4.75 billion are not expected to affect BHP Billiton’s ability to fund its strong pipeline of growth projects.

3.4 Impact of the Buy-Back on key financial indicators

The precise impact of the Buy-Back cannot be determined until the Buy-Back Price and the size of the Buy-Back are finalised. However, the Buy-Back is expected to improve BHP Billiton’s earnings per share, cash flow per share and return on equity in the 2011 and later financial years. The more shares that are purchased, the greater the expected enhancement in these metrics. As the Buy-Back is expected to be funded from BHP Billiton’s cash resources, the net gearing of BHP Billiton is expected to increase but this is not expected to compromise its solid ‘A’ credit rating or ability to fund its strong pipeline of growth projects.

3.5 Impact on BHP Billiton’s franking account

The amount of franking credits that will be utilised under the Buy-Back will not be known until the Buy-Back Price and the total size of the Buy-Back are determined. By way of illustration, if it is assumed that A$5 billion worth of Shares are bought back under the Buy-Back at a Buy-Back Price of A$38.70, approximately A$2.4 billion of franking credits would be utilised. The target Buy-Back size of A$5 billion will enable BHP Billiton to continue to pay fully franked dividends under its progressive dividend policy.

3.6 Financial impact of the Buy-Back

Basis of presentation of financial information

On 29 June 2001, BHP Billiton Limited (previously known as BHP Limited), an Australian listed company, and BHP Billiton Plc (previously known as Billiton Plc), a UK listed company, entered into a DLC structure. This was effected by contractual arrangements between the companies and amendments to their constitutional documents (see Section 3.9).

The effect of the DLC structure is that BHP Billiton Limited and its subsidiaries and BHP Billiton Plc and its subsidiaries operate together as a single economic entity.

The DLC merger was accounted for using the merger method of accounting. The nature of the DLC merger has resulted in the inclusion of amounts attributable to the shareholders of both BHP Billiton Plc and BHP Billiton Limited in capital and reserves on the balance sheet, and in attributable profit.

Financial statements are presented in US dollars.

As at 31 December 2010, US$1.02 was equal to one Australian dollar.

The financial information presented in this Section 3 has been determined in accordance with the recognition and measurement requirements of Australian Accounting Standards.

Summarised balance sheet

The table below sets out BHP Billiton’s summarised balance sheet and a pro-forma summarised balance sheet as at 31 December 2010, assuming A$5 billion (US$5.1 billion) worth of Shares had been bought back at that time.

The table below does not include the impact of the following:

•	the agreement to acquire all of Chesapeake Energy Corporation’s interests in the Fayetteville Shale, USA, for US$4.75 billion, which BHP Billiton expects to fund from the Group’s cash resources; and

•	trading results or any other events or transactions since 31 December 2010.

As at 31 December 2010	Actual (US$m)	Adjustments (US$m)	Pro forma[1,2] (US$m)
Assets
Cash and cash equivalent	16,156	(5,100)	11,056
Other assets	82,116	—	82,116

Total assets	98,272	(5,100)	93,172

Liabilities
Interest bearing liabilities	15,956	—	15,956
Other liabilities	25,323	—	25,323

Total liabilities	41,279	—	41,279

Net Assets	56,993	(5,100)	51,893

Equity
Contributed equity – Limited[3]	1,227	(37)	1,190
Retained profits[3]	52,445	(5,063)	47,382
Other equity	3,321	—	3,321

Total equity	56,993	(5,100)	51,893

3 Effect of the Buy-Back on BHP Billiton continued

Assumptions and basis of preparation:

[1]

Pro-forma calculations assume the Buy-Back Price is A$38.70 (US$39.48), the number of Shares bought back is 129.2 million and A$5 billion (US$5.1 billion) worth of BHP Billiton Limited Shares are bought back. This Buy-Back Price is an example only. You should not rely on this price as being the Buy-Back Price. See Section 1.10 for an explanation on how the Buy-Back Price will be determined.

[2]	Incidental costs of the Buy-Back have been excluded since they are not significant to the pro-forma calculation.
[3]

Assuming a Buy-Back Price of A$38.70 (US$39.48) per Share, A$0.28 (US$0.29) per Share of the Buy-Back Price will be charged to contributed equity (Capital Component) and the assumed balance of A$38.42 (US$39.19) per Share will be charged to retained profits (Dividend Component).

3.7 What effect will the Buy-Back have on BHP Billiton Limited’s issued shares?

As at 31 December 2010, BHP Billiton Limited had on issue 3,358.4 million fully paid ordinary shares and BHP Billiton Plc had on issue 2,200.2 million fully paid ordinary shares, an aggregate of 5,558.6 million for BHP Billiton.

Assuming that A$5 billion worth of Shares are bought back, the following table sets out the number of Shares, the percentage of total issued shares of BHP Billiton Limited and the percentage of total issued shares of BHP Billiton, which would be bought back assuming different Buy-Back Prices. The table is an example only and you should not rely on it as being the percentage of Shares which will be bought back under the Buy-Back. All Shares that BHP Billiton Limited buys back will be cancelled. The Buy-Back will not change the number of issued shares of BHP Billiton Plc.

Tender Discount	Buy-Back Price assuming a Market Price of A$45.00		Number of Shares bought back (million)	Percentage of total issued Shares of BHP Billiton Limited	Percentage of total issued shares of BHP Billiton
14%	A$	38.70	129.2	3.85%	2.32%
13%	A$	39.15	127.7	3.80%	2.30%
12%	A$	39.60	126.3	3.76%	2.27%
11%	A$	40.05	124.8	3.72%	2.25%
10%	A$	40.50	123.5	3.68%	2.22%

During the period 15 November 2010 to 24 February 2011, BHP Billiton returned US$852 million through a series of on-market buy-backs of 21.9 million BHP Billiton Plc shares at an average cost per share of US$38.88.

3.8 What effect will the Buy-Back have on the control of BHP Billiton?

Given the amount of Shares BHP Billiton Limited is expected to buy back under the Buy-Back, the Buy-Back is not expected to have any change of control implications for BHP Billiton Limited or BHP Billiton Plc. This expectation is further supported by BHP Billiton’s widely held share ownership structure.

3.9 DLC structure

BHP Billiton operates under a DLC structure. As a result, shareholders of BHP Billiton Limited and BHP Billiton Plc are placed in substantially the same position in terms of voting rights, dividends and capital returns as if they hold shares in a single economic enterprise which controls the assets of both BHP Billiton Limited and BHP Billiton Plc.

Under the agreements which govern the DLC structure, an off-market share buy-back by BHP Billiton Limited, which is completed at a price that is at or below market value for the Shares, does not require shareholder approval by BHP Billiton

Limited or BHP Billiton Plc and does not require an equivalent offer to be made to BHP Billiton Plc shareholders. It also does not require an adjustment to the ratio of the rights of a BHP Billiton Limited shareholder relative to the rights of a BHP Billiton Plc shareholder.

Given that the Buy-Back Price will be at least 10 per cent below the Market Price, there will be no requirement under the DLC structure for a similar transaction to be offered to the BHP Billiton Plc shareholders or for any other corporate action to be taken by BHP Billiton Limited or BHP Billiton Plc.

3.10 Outlook

Global Economic Outlook

BHP Billiton is cautiously optimistic on the short term outlook for the global economy given the continuation of robust growth in emerging markets and further positive signs of a sustainable recovery in major developed economies such as the United States.

In the 2010 calendar year, Chinese Gross Domestic Product (GDP) grew by more than ten per cent, with fourth quarter growth accelerating from the third quarter level, while India’s GDP growth approximated nine per cent. The strong growth has been accompanied by higher inflation in these and other emerging economies and will inevitably bring further tightening measures. Should monetary policy tools continue to be implemented effectively and proactively, then inflation should be contained. However, inflation does remain a serious challenge as the underlying drivers are structural rather than cyclical in nature. We expect that the Chinese Government will continue to control loan growth as it strives to dampen investment from unsustainable levels while restructuring its economy from being investment driven, to consumption led. Calendar year 2011 GDP and capital spending growth in China is expected to remain strong in absolute terms, despite growth rates decelerating from 2010 calendar year levels.

Global industrial production, retail sales and consumer confidence improved throughout the last quarter with the United States and the two largest economies within Europe (Germany and France) increasing capacity utilisation and experiencing broad based growth. An ongoing risk remains the significant level of European sovereign debt. We believe that any solution remains dependent on the stronger members of the European Union (Germany, the Netherlands and France) and their willingness to underwrite the fiscal position of the weaker economies in order to maintain a monetary union.

Despite the short-term risks, we remain positive on the longer-term outlook for the global economy. We expect markets to be volatile and event driven, however the continuing urbanisation and industrialisation of emerging economies, which is still in its early stages, should provide strong structural support over the long term.

Commodities Outlook

The increase in prices across the majority of BHP Billiton’s core commodities during the December 2010 half year has been driven by a combination of robust emerging market demand, stronger than expected developed market growth and ongoing supply constraints. Adverse weather patterns in many producing countries, such as Australia, Brazil, Colombia, South Africa and Indonesia, have had a substantial impact on supply, leading to tighter market fundamentals and stronger prices for commodities such as coal, iron ore and copper. There will likely be a lag effect before normal levels of production flow through to the supply chain.

Macroeconomic themes are still a dominant influence on short term price movements and sentiment. While we expect a slowdown in the growth rate of global commodity demand in calendar year 2011, the economic environment still underpins a robust near term outlook for our products.

The publication and implementation of China’s twelfth five year plan in March 2011 will have important implications for commodity demand in the medium term. We expect a slower but more sustainable economic growth model to lead to a reduction in resource intensity per unit of GDP, however absolute demand for our commodities is likely to remain strong.

Longer term, we remain confident in the outlook for our core commodities based on emerging markets being the principal drivers of growth. Prices will ultimately be determined by the marginal cost of supply, with the quality of our tier one assets well positioned to sustainably deliver strong margins and investment returns through the cycle.

3.11 Forward-looking statements

Certain statements contained in this booklet, including statements in Section 3.10 above and statements regarding the implementation of BHP Billiton’s capital management program and the effect on its business, may constitute ‘forward-looking statements’ for the purposes of applicable securities laws. BHP Billiton Limited undertakes no obligation to revise the forward-looking statements included in this booklet to reflect any future events or circumstances. BHP Billiton’s actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward looking statements. Factors that could cause or contribute to such differences include the number of Shares bought back pursuant to the Buy-Back Invitation, the Buy-Back Price and general trading and economic conditions affecting BHP Billiton. Further information about BHP Billiton, its business and factors affecting its operations is contained in the half year report and other reports, which can be accessed on its website (www.bhpbilliton.com).

4 Additional information on the Buy-Back

This section sets out further details of the Buy-Back including important information for joint BHP Billiton Limited shareholders, trustees and nominees

4.1 Size of the Buy-Back

ASIC has granted BHP Billiton Limited an exemption under subsection 257D(4) of the Corporations Act to permit BHP Billiton Limited to conduct the Buy-Back in substantially the same manner as an equal access scheme. Further details of the exemption granted by ASIC are set out in Section 4.13.

Under the Corporations Act, BHP Billiton Limited may, without shareholder approval, buy back shares under an equal access scheme, provided that the number of voting shares bought back in the Buy-Back and in any other buy-back conducted in the 12 months preceding the Buy-Back Date does not exceed 10 per cent of the smallest number of votes attaching to BHP Billiton Limited’s voting shares at any time during the 12 months preceding the Buy-Back Date.

The Buy-Back has a target size of A$5 billion. BHP Billiton Limited may, at its discretion, vary the size of the Buy-Back. BHP Billiton Limited also retains the discretion to repurchase a lesser amount of Shares than indicated or no Shares at all. Any increase in the size of the Buy-Back will not result in BHP Billiton Limited exceeding the 10 per cent in 12 months limit.

4.2 Shares held by trustees and nominees

Trustees and nominees who hold Shares (excluding the Shareplus Nominee) should inform the beneficial owners of the Shares about the Buy-Back, subject to any legal restrictions in the countries where such beneficial owners are resident and provided such persons are not Excluded Foreign Persons, and then aggregate all Tenders received from beneficial owners. It is the responsibility of the trustee or nominee to complete one aggregated Tender Form on behalf of all beneficial owners.

Trustees or nominees who hold Shares on behalf, or for the account, of a US Person or a resident of Canada or a person in the United States must not inform any such person of the Buy-Back. It is the responsibility of the trustee or nominee to ensure that, when completing an aggregated Tender Form, it does not include any tender on behalf of a US Person or a resident of Canada or a person located in the United States.

For Issuer Sponsored Holdings, the trustee or nominee must ensure that an aggregated Tender Form is received by the Registry by 7.00pm (Melbourne time) on the Closing Date (Friday, 8 April 2011). For CHESS Holdings, the trustee or the nominee will need to aggregate all Tenders received from beneficial owners and provide instructions to its controlling participant in time for the aggregated Tender to be processed by 7.00pm (Melbourne time) on the Closing Date (Friday, 8 April 2011).

Any scale back that applies to Shares tendered by trustees and nominees will be performed on a registered shareholder basis.

4.3 Margin lending and other arrangements

If you hold Shares under margin lending arrangements or if they are held as security for a loan or as ASX Clear Pty Limited collateral, you should ensure that your participation in the Buy-Back is permitted by those margin lending arrangements or that loan and security documentation or by ASX Clear Pty Limited.

4.4 BHP Billiton Limited shareholders with more than one holding of Shares

You will be sent a personalised Tender Form for each separate registered holding of Shares. For example, if you hold some Shares in your name and some Shares jointly with your spouse, you will receive two Tender Forms. You may tender Shares into the Buy-Back from any or all of your separate registered holdings, provided that you complete the Tender Form and follow the instructions for each holding you wish to tender. Any scale back that applies to Shares tendered into the Buy-Back will be applied to each of those registered holdings as if they were held by different persons.

4.5 Joint BHP Billiton Limited shareholders

If you hold your Shares jointly with another person (for example, your spouse) and you have an Issuer Sponsored Holding, you must complete and return the Tender Form in accordance with the instructions for joint holdings on the Tender Form.

4.6 Restrictions on the payment of Buy-Back proceeds

BHP Billiton Limited will pay BHP Billiton Limited shareholders the Buy-Back Price for each of their Shares that are bought back, unless it is prohibited from doing so.

4.7 Rights under this Buy-Back Invitation cannot be transferred

This Buy-Back Invitation is personal to you. You cannot transfer your rights under this Buy-Back Invitation.

4.8 The effect of submitting a Tender

A Tender constitutes an offer to sell the tendered Shares to BHP Billiton Limited on the terms and conditions set out in the Buy-Back Documents. A Tender does not, of itself, constitute a binding contract for the sale of the tendered Shares and cannot be enforced against BHP Billiton Limited. BHP Billiton Limited retains the discretion to accept or reject any Tender, and may choose to reject all Tenders.

If BHP Billiton Limited accepts your Tender, a binding Buy-Back Contract is formed between you and BHP Billiton Limited, and you must sell the tendered Shares back to BHP Billiton Limited on the terms and conditions set out in the Buy-Back Documents, including the terms and conditions set out below.

By submitting a Tender Form, you:

•	agree to the terms and conditions set out in the Buy-Back Documents;

•

offer to sell to BHP Billiton Limited on the Buy-Back Date the number of Shares nominated for sale on your Tender Form (adjusted in accordance with the terms and conditions set out in the Buy-Back Documents) at your Tender Discount(s) and/or as a Final Price Tender (subject to any Minimum Price you may have chosen);

•	agree to any scale back announced by BHP Billiton Limited;

•	agree that BHP Billiton’s announcement to the ASX on the Buy-Back Date in relation to the Buy-Back Price and other details is:
•	effective notice or communication of BHP Billiton Limited’s acceptance of your Tenders that are submitted either:

•	at a Tender Discount equal to or greater than the Buy-Back Discount; or

•	as a Final Price Tender,

and which are:

•	submitted in accordance with the Buy-Back Documents;

•	submitted at a price which is no less than your Minimum Price (if you have chosen one); and

•	not rejected by BHP Billiton Limited; and

•

effective notice of BHP Billiton Limited’s rejection of any of your Tenders submitted at a Tender Discount less than the Buy-Back Discount or where your Minimum Price (if you have chosen one) is greater than the Buy-Back Price;

•	agree that it is only upon such an announcement to the ASX that a Buy-Back Contract is formed for the purchase of relevant Shares;

•	waive any requirement to receive further notice or communication from BHP Billiton Limited of its acceptance or rejection of any Tender submitted by you;

•	warrant to BHP Billiton Limited that:

•

at all times after you tender your Shares for sale into the Buy-Back, and on the Buy-Back Date, you are the registered holder of the Shares that you have tendered and that they are free from any mortgage, charge, lien or other encumbrance (whether legal or equitable) and from any third party rights and otherwise able to be sold by you;

•	you are a person to whom the Buy-Back Invitation may lawfully be made and whose participation in the Buy-Back is permitted under the laws of the jurisdiction in which you are resident;

•	you are not (nor are you acting on behalf of or for the account of) a US Person, a resident of Canada, a person located in the United States or a person who is otherwise an Excluded Foreign Person;

•	you have not distributed or sent any Buy-Back Documents or other document referring to the Buy-Back into the United States or Canada or to any US Person, resident of Canada or ADR holder; and

•	you are not tendering Restricted Employee Shares or shares represented by ADRs;

4. Additional information on the Buy-Back continued

•	authorise BHP Billiton Limited (and its officers, agents or contractors) to correct any error in or omission from your Tender Form and/or Withdrawal/Amendment Form, and to insert any missing details;

•

undertake not to sell or offer to sell Shares to any other person if, as a result, you will at any time after you submit your Tender until the Buy-Back Date hold fewer Shares than the number of Shares you have tendered;

•

acknowledge that neither BHP Billiton nor any other party involved in the Buy-Back has provided you with financial product advice, or any securities recommendation, or has any obligation to provide this advice or recommendation, concerning your decision to participate in the Buy-Back;

•	authorise BHP Billiton Limited to make payment:

•

by direct credit to your nominated account if you have a direct credit authority recorded on the BHP Billiton Limited Share Register at 7.00pm (Melbourne time) on the Closing Date (Friday, 8 April 2011); or

•	if you do not have a direct credit authority, by cheque mailed to your address shown on the BHP Billiton Limited Share Register at 7.00pm (Melbourne time) on the Closing Date; and

•	undertake that if you breach any of these covenants, undertakings, agreements or warranties you will indemnify BHP Billiton for all its costs arising from the breach.

You will be taken to have submitted a Tender when the Registry receives your signed and validly completed Tender Form or, if you have a CHESS Holding, your Tender from your controlling participant through CHESS.

4.9 BHP Billiton Limited’s rights to accept or reject Tenders and Tender Forms

At any time, BHP Billiton Limited may (at its sole discretion):

•	accept or reject any Tender or Tender Form; and/or

•	accept or reject a Tender not made on the terms and conditions set out in the Buy-Back Documents, or a Tender Form not submitted in accordance with the procedures set out in the Buy-Back Documents.

BHP Billiton Limited will not accept any Tender or Tender Form that has been postmarked in the United States or Canada or that otherwise appears to BHP Billiton Limited or its agents to have been sent or lodged from the United States or Canada.

4.10 BHP Billiton Limited’s right to vary dates and times

While BHP Billiton Limited does not anticipate changing any of the dates and times set out in the Buy-Back Documents (including, without limitation, the Closing Date and the Buy-Back Date), it reserves the right to do so by announcement to the ASX and without any other notice. Such an announcement will be taken to amend this booklet (and the other Buy-Back Documents) accordingly.

Without limitation, BHP Billiton Limited reserves the right to terminate the Buy-Back at any time prior to the date on which BHP Billiton Limited enters into Buy-Back Contracts by making an announcement to the ASX to that effect.

4.11 BHP Billiton Limited’s right to adjust Tenders

You are entitled to sell into the Buy-Back the lesser of:

•	the number of Shares registered in your name on Thursday, 3 March 2011 (and which, in accordance with the applicable Settlement Rules, confer an entitlement to participate in the Buy-Back); and

•	the number of Shares you hold on the Closing Date,

(your ‘Entitled Shares’).

If you submit one Tender of more than your Entitled Shares and BHP Billiton Limited accepts your Tender, BHP Billiton Limited will buy back only the number of your Entitled Shares.

If you submit more than one Tender and, in aggregate, you have tendered more than your Entitled Shares, BHP Billiton Limited will buy back only the number of your Entitled Shares in the following order of priority:

•

first acquiring that number of Entitled Shares as forms part of your Tender with the largest Tender Discount, which is equal to or greater than the Buy-Back Discount, or submitted as a Final Price Tender (and, if you have chosen one, where your Minimum Price is satisfied);

•

then acquiring the remaining number of your Entitled Shares from your Tender with the second highest Tender Discount, which is equal to or greater than the Buy-Back Discount (and, if you have chosen one, where your Minimum Price condition is satisfied) and repeating this process until all of your Entitled Shares successfully tendered are bought back.

If you select more than one Minimum Price, your Tender will be deemed conditional on the highest Minimum Price you have specified.

4.12 Directors’ entitlements

Directors are entitled to participate in the Buy-Back, but the BHP Billiton Board has determined that all Directors and selected executives involved in implementing the Buy-Back should not participate in the Buy-Back in respect of Shares held beneficially by them. Accordingly, none of the Directors or selected executives involved in implementing the Buy-Back will participate in the Buy-Back.

4.13 ASIC and ASX relief

ASIC relief

ASIC has granted BHP Billiton Limited an exemption under subsection 257D(4) of the Corporations Act. This exemption permits BHP Billiton Limited:

•	to conduct the Buy-Back in substantially the same manner as an equal access buy-back, in accordance with Division 2 of Part 2J.1 of the Corporations Act;

•	to use the scale back mechanism described in Section 1.17;

•

to invite all BHP Billiton Limited shareholders (other than Excluded Foreign Persons and any person who holds only Restricted Employee Shares) to offer for sale Shares in accordance with the terms and conditions of the Buy-Back Invitation;

•

to invite BHP Billiton Limited shareholders with 125 Shares or less to offer to sell Shares only if they submit one Tender for all their Shares at the same Tender Discount or as a Final Price Tender; and

•	not to accept any Tender received from an Excluded Foreign Person or in respect of Restricted Employee Shares,

provided certain conditions are met, including that the Buy-Back Price is calculated by applying the Tender Discount selected by BHP Billiton Limited following the end of the Tender Period to the Market Price and that eligible BHP Billiton Limited shareholders are permitted to lodge a Tender conditional on a Minimum Price.

ASX relief

The ASX has granted BHP Billiton Limited the following:

•	a waiver from Listing Rule 7.40 to permit BHP Billiton Limited to dispatch the Buy-Back Documents to BHP Billiton Limited shareholders within eight business days after the Buy-Back Record Date; and

•	a waiver from Listing Rule 3.8A to permit BHP Billiton Limited to lodge an Appendix 3F on the second business day after the Closing Date.

4.14 Privacy

BHP Billiton Limited is carrying out the Buy-Back in accordance with the Corporations Act. This involves the collection of personal information contained in Tender Forms to enable BHP Billiton Limited to process your Tender. If you do not provide this information, BHP Billiton Limited may be hindered in, or prevented from, processing your Tender.

The personal information collected by BHP Billiton Limited will only be disclosed to Computershare Investor Services Pty Limited, in their capacity as share registrar of BHP Billiton Limited, to a print and mail service provider, to BHP Billiton Limited’s advisers in relation to the Buy-Back and to financial institutions in respect of payments to you in connection with the Buy-Back or as required or authorised by law.

If you wish to access the personal information collected by BHP Billiton Limited in relation to your shareholding, please write to BHP Billiton Limited Buy-Back, c/- Computershare Investor Services Pty Limited at the mailing address set out in the Tender Form.

4.15 Applicable law

The Buy-Back Invitation, your Tender and any Buy-Back Contract generally are governed by the laws of Victoria, Australia.

5 Definitions and interpretation

5.1 Definitions

In the Buy-Back Documents unless the context otherwise requires:

ACT means Australian Capital Territory.

ADRs means American Depositary Receipts representing fully paid ordinary shares in the capital of BHP Billiton Limited.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited (ABN 98 008 624 691).

ASX Market Rules means the rules that form part of the operating rules of the ASX for the purposes of the Corporations Act.

ASX Settlement means ASX Settlement Pty Ltd (ABN 49 008 504 532).

ATO means the Australian Taxation Office.

BHP Billiton or Group means BHP Billiton Limited and BHP Billiton Plc and their related entities.

BHP Billiton Limited means BHP Billiton Limited (ABN 49 004 028 077).

BHP Billiton Limited Share Register means the share register of BHP Billiton Limited maintained by the Registry.

Board or BHP Billiton Board means the Board of Directors of BHP Billiton Limited and the Board of Directors of BHP Billiton Plc.

Buy-Back means the buy-back of Shares by way of a tender process as set out in the Buy-Back Documents.

Buy-Back Contract means the contract formed on the Buy-Back Date between you and BHP Billiton Limited if BHP Billiton Limited accepts your Tender.

Buy-Back Date means the date and time BHP Billiton Limited announces to the ASX the Buy-Back Price, the total number of Shares to be bought back and the details of any scale back.

Buy-Back Discount means the discount to be selected by BHP Billiton Limited, being the largest discount within the range of 10 per cent to 14 per cent inclusive (at 1 per cent intervals), which enables BHP Billiton Limited to buy back the number of Shares that it determines to buy back.

Buy-Back Documents means this booklet, the Tender Form and the Withdrawal/Amendment Form.

Buy-Back Invitation means the invitation by BHP Billiton Limited to eligible BHP Billiton Limited shareholders to offer to sell Shares to BHP Billiton Limited as set out in the Buy-Back Documents.

Buy-Back Price means the price at which BHP Billiton Limited will buy back Shares from Tenders it accepts in the Buy-Back, rounded to the nearest cent. This price is determined by applying the Buy-Back Discount selected by BHP Billiton Limited to the Market Price.

Buy-Back Record Date means Thursday, 3 March 2011 being the date of determination of BHP Billiton Limited shareholders entitled to participate in, and the number of BHP Billiton Limited ordinary shares entitled to be tendered into, the Buy-Back.

Capital Component means the capital component of the Buy-Back Price of A$0.28.

Capital Proceeds means the total of the Capital Component plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price.

CGT means capital gains tax.

CHESS means the Clearing House Electronic Subregister System.

CHESS Holder means a holder of Shares on the CHESS subregister of BHP Billiton Limited.

CHESS Holding means a holding of Shares on the CHESS subregister of BHP Billiton Limited.

Class Ruling means the ruling to be issued by the ATO on the tax implications of the Buy-Back for shareholders of BHP Billiton Limited who participate in the Buy-Back.

Closing Date means Friday, 8 April 2011 unless BHP Billiton Limited announces a later date.

Corporations Act means the Corporations Act 2001 (Cth), as modified by the relief described in Section 4.13.

Dividend Component means all of the Buy-Back Price in excess of the Capital Component.

DLC means a dual listed companies structure effected by contractual arrangements between the companies such that the companies operate as a single economic entity.

EEP means any BHP Billiton Limited employee equity program.

EEP Shares means Shares which are registered in the name of the EEP participant under the terms of an EEP on Thursday, 3 March 2011, but excludes any Restricted Employee Shares.

ESP Loan Shares means fully paid ordinary shares of BHP Billiton Limited acquired by an EEP participant pursuant to the terms of the BHP Billiton Limited Employee Share Plan, with the assistance of a loan provided by BHP Billiton Limited which has not been fully repaid by the EEP participant.

ESP Options means options to acquire ordinary shares in BHP Billiton Limited granted under the BHP Billiton Limited Employee Share Plan.

Excluded Foreign Person means any person holding Shares:

•	to whom BHP Billiton Limited would be prohibited from paying money pursuant to:

•	the Banking (Foreign Exchange) Regulations 1959 (Cth);

•	regulations made under the Charter of the United Nations Act 1945 (Cth) imposing financial sanctions including the Charter of the United Nations (Dealings with Assets) Regulations 2008 (Cth); or

•	any other act, rule or regulation prohibiting BHP Billiton from making payments to foreign persons;

•	who resides in a jurisdiction where it would be illegal under the laws of that jurisdiction to make an invitation to the holder to participate in the Buy-Back;

•	whose participation in the Buy-Back is not permitted under the laws of the jurisdiction in which they are resident; or

•	who is not resident in Australia, Hong Kong, Japan, the Netherlands, New Zealand, Singapore, South Africa or the United Kingdom.

For the avoidance of doubt, Excluded Foreign Persons includes any person who is (or who is acting on behalf of or for the account of a person who is) in the United States, a US Person or a resident of Canada.

Final Price Tender means a Tender in which the shareholder elects to receive the Buy-Back Price, whatever BHP Billiton Limited determines it to be.

GIS Deferred Shares means nil-cost options to acquire ordinary shares in BHP Billiton Limited granted under the BHP Billiton Limited Group Incentive Plan.

GIS Options means market-priced options to acquire ordinary shares in BHP Billiton Limited granted under the BHP Billiton Limited Group Incentive Plan.

GSTIP Deferred Shares means nil-cost options to acquire ordinary shares in BHP Billiton Limited granted as part of the Group Short Term Incentive Plan under the BHP Billiton Limited Executive Incentive Plan.

GSTIP Options means market-priced options to acquire ordinary shares in BHP Billiton Limited granted as part of the Group Short Term Incentive Plan under the BHP Billiton Limited Executive Incentive Plan.

IFRS means the International Financial Reporting Standards.

Issuer Sponsored Holder means a holder of Shares on the issuer sponsored subregister of BHP Billiton Limited.

Issuer Sponsored Holding means a holding of Shares on the issuer sponsored subregister of BHP Billiton Limited.

LTIP Performance Shares means nil-cost options to acquire ordinary shares in BHP Billiton Limited granted under the BHP Billiton Limited Long Term Incentive Plan.

MAP Restricted Shares means nil-cost options to acquire ordinary shares in BHP Billiton Limited granted as part of the Management Allocation Plan under the BHP Billiton Limited Executive Incentive Plan.

Market Price means the VWAP (as defined) of BHP Billiton Limited ordinary shares on the ASX over the five trading days up to and including the Closing Date, calculated to four decimal places, as determined by BHP Billiton Limited at 4.30pm (Melbourne time) on the Closing Date.

Minimum Price means one of the specified minimum prices on the Tender Form, which a shareholder may select in order for their Tender to be conditional upon the Buy-Back Price being equal to or greater than that amount.

Priority Allocation means 125 Shares or such lesser number of Shares as is required to ensure that BHP Billiton Limited is able to buy back only the number of Shares it determines to buy back.

PSP Performance Rights means rights to acquire ordinary shares in BHP Billiton Limited granted under the BHP Billiton Limited Performance Share Plan.

Registry means Computershare Investor Services Pty Limited (ABN 48 078 279 277).

Restricted Employee Shares means fully paid ordinary shares of BHP Billiton Limited held pursuant to an EEP where, as at the Buy-Back Record Date, the holder is not entitled to sell those shares into the Buy-Back or where the shares are subject to forfeiture under the terms of that EEP.

Settlement Rules means the operating rules of ASX Settlement or of the settlement rules of the relevant stock exchange on which your Shares were acquired, as amended from time to time.

Shareplus means the BHP Billiton Global Employee Share Plan.

Shareplus Nominee means Computershare Nominees (Channel Islands) Limited.

Shareplus Shares means fully paid ordinary shares of BHP Billiton Limited held pursuant to the terms of Shareplus.

Shares means fully paid ordinary shares in the capital of BHP Billiton Limited on issue as at the Buy-Back Record Date. For the avoidance of doubt, Shares do not include ADRs or Restricted Employee Shares, or options or rights to acquire Shares granted under an EEP.

Small Holding means a holding of fewer than or equal to 50 Shares, except that it will not be a Small Holding where the holder has become the registered holder of more shares in BHP Billiton Limited as at the Closing Date than were held by the holder as at the Buy-Back Record Date.

Small Holding Tender has the meaning given to that term in Section 1.19.

Tax Value for the purposes of the Buy-Back means:

A$46.55 x	BHP Billiton Plc opening price on the London Stock Exchange on the Closing Date
£23.745*

*	£23.745 was the BHP Billiton Plc closing price on the London Stock Exchange on Monday, 21 February 2011.

If the movement in the BHP Billiton Plc share price is significantly different from the movement in BHP Billiton Limited’s market price over the relevant period, BHP Billiton Limited may approach the ATO to seek to vary the methodology used to determine the Tax Value.

Tender means a shareholder’s offer to sell nominated Shares back to BHP Billiton Limited at a specified Tender Discount or as a Final Price Tender and on the terms and conditions set out in the Buy-Back Documents as amended in accordance with the procedures set out in this booklet.

Tender Discount means one of the specified discounts to the Market Price (from 10 per cent to 14 per cent inclusive, at 1 per cent intervals) as set out on the Tender Form.

Tender Form means the form of offer by a shareholder to sell their nominated Shares to BHP Billiton Limited under the Buy-Back, which is enclosed with this booklet (and includes a Tender Form amended in accordance with the procedures set out in the Buy-Back Documents).

Tender Period means the period within which BHP Billiton Limited shareholders may lodge, withdraw or amend a Tender in accordance with the Buy-Back Documents.

Underlying EBIT means earnings before net finance costs and taxation and any exceptional items.

Underlying EBITDA means earnings before net finance costs and taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation. We believe that Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or alternative to, attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.

United States means United States of America, its territories and possessions, any State of the United States and the District of Columbia.

US Person has the meaning given by Regulation S under the United States Securities Act of 1933.

VWAP for a share over a period means the volume weighted average price including all trades on ASX’s trading platform including the closing single price auction, but excluding all off-market trades including but not limited to transactions defined in the operating rules of ASX as special crossings, crossings prior to the commencement of the open session state, crossings during overnight trading, overseas trades, trades pursuant to the exercise of options over Shares, and any other trades that the Directors determine to exclude on the basis that the trades are not fairly reflective of supply and demand.

Withdrawal/Amendment Form means the form entitled ‘Withdrawal/Amendment Form’, a copy of which is included at the back of this booklet.

you or shareholder means a holder of Shares in BHP Billiton Limited.

5.2 Interpretation

In the Buy-Back Documents, unless the context otherwise requires:

•	singular includes the plural, and vice versa;

•	words importing one gender include other genders;

•	other parts of speech and grammatical forms of a word or phrase defined in this document have a corresponding meaning;

•	terms used in the Buy-Back Documents and defined in the Corporations Act have the meanings ascribed to them in the Corporations Act;

•	a reference to currency is to Australian dollars; and

•	a reference to time is to Melbourne time.

The postal acceptance rule does not apply to Tenders.

Contacts

If you have any questions in relation to the Buy-Back please call the Buy-Back enquiry line:

Within Australia 1300 612 584

Within New Zealand 0800 451 521

From outside Australia or New Zealand +61 3 9415 4868 8.30am to 5.30pm (Melbourne time) on a business day.

6 Examples of completed Tender Forms

The following examples of completed Tender Forms are provided for illustrative purposes only. BHP Billiton Limited is not providing any advice as to whether you should tender your Shares, or at what discount(s) you should tender. Participation in the Buy-Back is entirely at your discretion. If you do not want to participate, you do not have to do anything and the number of Shares you hold will not change as a result of the Buy-Back. If, after referring to this booklet, you decide to participate in the Buy-Back, please refer to the instructions on the back of your personalised Tender Form when completing it.

Issuer Sponsored Holder tendering only as a Final Price Tender (example only)

In the example below, an Issuer Sponsored Holder has elected to tender part of their holding (5,000 Shares) as a Final Price Tender. The steps taken in completing the Tender Form were as follows:

bhpbilliton

resourcing the future

BHP Billiton Limited

ABN 49 004 028 077

000001 000

SAM

MR JOHN SAMPLE

FLAT 123

SAMPLE STREET

SAMPLE STREET

SAMPLE STREET

SAMPLETOWN VIC 3030

Tender Form - Issuer Sponsored Holders

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL ADVISER.

If you do not wish to participate in the Buy-Back do not return this form. Please refer to the instructions on the back of this form.

Securityholder Reference Number (SRN)

I 1234567890 IND

Step 1

The number of Shares tendered as a Final Price Tender (5,000) was noted in Box B.

Step 2

The total number of Shares tendered (5,000) was noted in Box D.

Step 3

Contact details and date were noted in Box E.

Step 4

The shareholder signed at Box F and the completed and signed Tender Form was then mailed or faxed to the Registry.

This is an example only – please note actual Issuer Sponsored Holder Tender Form is yellow in colour.

Please complete the following using black ink only

I/we tender the following Shares to BHP Billiton Limited at the specified Tender Discount(s) and/or as a Final Price Tender, on the terms and conditions set out in the Buy-Back Documents:

A Shares you can tender as at 3 March 2011 15000

B Insert the number of Shares (if any) you wish to tender as a Final Price Tender. 5000 as a FINAL PRICE TENDER

C Insert the number of Shares (if any) you wish to tender next to the Tender Discount(s) at which you wish to tender those Shares.

at a 14% Tender Discount

at a 13% Tender Discount

at a 12% Tender Discount

at an 11% Tender Discount

at a 10% Tender Discount

D TOTAL NUMBER OF SHARES TENDERED

Add up the number of Shares in Boxes B and C and write that number in Box D. 5000

The number of Shares in Box D must not be more than the number in Box A.

E Please provide your contact details in case we need to speak to you about your Tender.

Sample Customer Contact Name (03) 9999 9999 Contact Daytime Telephone 30/03/11 Date

F Please sign within the appropriate boxes below.

Individual or Joint Shareholder 1 Joint Shareholder 2 Joint Shareholder 3

S. Customer Sole Director and Sole Company Secretary Director/Company Secretary Director

G THIS BOX IS OPTIONAL - EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY. You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the following prices. You will not receive less than this amount for your Shares, however your Shares will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price.

A$34.00 A$36.50 A$39.00 A$41.50

TENDER FORMS MUST BE RECEIVED BY THE REGISTRY BY 7.00PM (MELBOURNE TIME) ON FRIDAY, 8 APRIL 2011

BHP

126174_01207F

39

Issuer Sponsored Holder tendering at a 12 per cent Tender Discount and with a Minimum Price condition (example only)

In the example below, an Issuer Sponsored Holder has elected to tender their entire holding (10,000 Shares) at a 12 per cent Tender Discount and with a Minimum Price condition. The steps taken in completing the Tender Form were as follows:

bhpbilliton

resourcing the future

bhpbilliton

BHP Billiton Limited

ABN 49 004 028 077

000001 000

SAM

MR JOHN SAMPLE

FLAT 123

SAMPLE STREET

SAMPLE STREET

SAMPLE STREET

SAMPLETOWN VIC 3030

Tender Form - Issuer Sponsored Holders

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL ADVISER.

If you do not wish to participate in the Buy-Back do not return this form. Please refer to the instructions on the back of this form.

Securityholder Reference Number (SRN)

I 1234567890 IND

Step 1

The number of Shares tendered at a 12 per cent Tender Discount (10,000) was noted in Box C.

Step 2

The total number of Shares tendered (10,000) was noted in Box D.

Step 3

Contact details and date were noted in Box E.

Step 4

The shareholder signed in Box F.

Step 5

The shareholder chose the option of a Minimum Price of A$36.50 as a condition of their Tender at Box G. The shareholder then mailed or faxed their Tender Form to the Registry.

This is an example only – please note actual Issuer Sponsored Holder Tender Form is yellow in colour.

Please complete the following using black ink only

I/we tender the following Shares to BHP Billiton Limited at the specified Tender Discount(s) and/or as a Final Price Tender, on the terms and conditions set out in the Buy-Back Documents:

A Shares you can tender as at 3 March 2011 10000

B Insert the number of Shares (if any) you wish to tender as a Final Price Tender. as a FINAL PRICE TENDER

C Insert the number of Shares (if any) you wish to tender next to the Tender Discount(s) at which you wish to tender those Shares.

at a 14% Tender Discount

at a 13% Tender Discount

10000 at a 12% Tender Discount

at an 11% Tender Discount

at a 10% Tender Discount

D TOTAL NUMBER OF SHARES TENDERED

Add up the number of Shares in Boxes B and C and write that number in Box D. 10000

The number of Shares in Box D must not be more than the number in Box A.

E Please provide your contact details in case we need to speak to you about your Tender.

Sample Customer Contact Name (03) 9999 9999 Contact Daytime Telephone 30/03/11 Date

F Please sign within the appropriate boxes below.

Individual or Joint Shareholder 1 Joint Shareholder 2 Joint Shareholder 3

S. Customer Sole Director and Sole Company Secretary Director/Company Secretary Director

G THIS BOX IS OPTIONAL - EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY. You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the following prices. You will not receive less than this amount for your Shares, however your Shares will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price.

A$34.00 A$36.50 A$39.00 A$41.50

TENDER FORMS MUST BE RECEIVED BY THE REGISTRY BY 7.00PM (MELBOURNE TIME) ON FRIDAY, 8 APRIL 2011

BHP

126174_01204F

40

6. Examples of completed Tender Forms continued

CHESS Holder tendering at both specified Tender Discounts and as a Final Price Tender (example only)

In the example below, a CHESS Holder has elected to tender their entire holding (7,000) at a combination of Tender Discounts and as a Final Price Tender. The steps taken in completing the Tender Form were as follows:

bhpbilliton

resourcing the future

BHP Billiton Limited

ABN 49 004 028 077

000001 000

SAM

MR JOHN SAMPLE

FLAT 123

SAMPLE STREET

SAMPLE STREET

SAMPLE STREET

SAMPLETOWN VIC 3030

Tender Form - CHESS Holders

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL ADVISER.

If you wish to participate in the Buy-Back, you must give this Tender Form to your controlling participant (normally your broker), for your Tender(s) to be effective.

Do NOT return this form to the Registry.

Please refer to the instructions on the back of this form.

Controlling CHESS participant as at 3 March 2011

Holder Identification Number (HIN)

X 1234567890 IND

Step 1

The number of Shares tendered as a Final Price Tender (5,000) was noted in Box B.

Step 2

The number of Shares tendered at the various Tender Discounts was noted in Box C.

Step 3

The total number of Shares tendered (5,000 + 1,000 + 1,000 = 7,000) was noted in Box D.

Step 4

Contact details and date were noted in Box E.

Step 5

The shareholder signed at Box F and then communicated their instructions to their controlling participant (normally their broker).

DO NOT SEND YOUR CHESS HOLDER TENDER FORM TO THE REGISTRY.

This is an example only – please note actual CHESS Holder Tender Form is red in colour.

Please complete the following using black ink only

I/we tender the following Shares to BHP Billiton Limited at the specified Tender Discount(s) and/or as a Final Price Tender, on the terms and conditions set out in the Buy-Back Documents:

A Shares you can tender as at 3 March 2011 7000

B Insert the number of Shares (if any) you wish to tender as a Final Price Tender. 5000 as a FINAL PRICE TENDER

C Insert the number of Shares (if any) you wish to tender next to the Tender Discount(s) at which you wish to tender those Shares.

at a 14% Tender Discount

1000 at a 13% Tender Discount

at a 12% Tender Discount

at an 11% Tender Discount

1000 at a 10% Tender Discount

D TOTAL NUMBER OF SHARES TENDERED

Add up the number of Shares in Boxes B and C and write that number in Box D. 7000

The number of Shares in Box D must not be more than the number in Box A.

E Please provide your contact details in case we need to speak to you about your Tender.

Sample Customer Contact Name (03) 9999 9999 Contact Daytime Telephone 30/03/11 Date

F Please sign within the appropriate boxes below.

Individual or Joint Shareholder 1 Joint Shareholder 2 Joint Shareholder 3

S. Customer Sole Director and Sole Company Secretary Director/Company Secretary Director

G THIS BOX IS OPTIONAL - EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY. You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the following prices. You will not receive less than this amount for your Shares, however your Shares will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price.

A$34.00 A$36.50 A$39.00 A$41.50

TENDER FORMS MUST BE PROCESSED BY YOUR CONTROLLING PARTICIPANT BY 7.00PM (MELBOURNE TIME) ON FRIDAY, 8 APRIL 2011

BHP

126174_01203F

41

bhpbilliton

resourcing the future

BHP Billiton Limited

ABN 49 004 028 077

Please insert your name and address details

Please insert your Securityholder Reference Number (SRN) or Holder Identification

Number (HIN)

I/we tender the following Shares to BHP Billiton Limited at the specified Tender Discount(s) and/or as a Final Price Tender, on the terms and conditions set out in the Buy-Back Documents:

Withdrawal/Amendment Form

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL ADVISER.

Please refer to the instructions on the back of this form.

Tick one box only. One box must be completed.

Withdrawal: I/we withdraw my/our previous Tender(s) in accordance with the Buy-Back booklet (complete Box F only).

OR

Amendment: I/we withdraw my/our previous Tender(s) in accordance with the Buy-Back booklet and wish to submit a replacement Tender(s) as set out below (complete Boxes A to G).

A Shares you can tender as at 3 March 2011

B Insert the number of Shares (if any) you wish to tender as a Final Price Tender.

as a FINAL PRICE TENDER

C Insert the number of Shares (if any) you wish to tender next to the Tender Discount(s) at which you wish to tender those Shares.

at a 14% Tender Discount

at a 13% Tender Discount

at a 12% Tender Discount

at an 11% Tender Discount

at a 10% Tender Discount

D TOTAL NUMBER OF SHARES TENDERED

Add up the number of Shares in Boxes B and C and write that number in Box D.

The number of Shares in Box D must not be more than the number in Box A.

E Please provide your contact details in case we need to speak to you about your Tender:

/ /

Contact Name Contact Daytime Telephone Date

F Please sign within the appropriate boxes below.

Individual or Joint Shareholder 1 Joint Shareholder 2 Joint Shareholder 3

Sole Director and Sole Company Secretary Director/Company Secretary Director

G THIS BOX G IS OPTIONAL - EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY: You should tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the following prices. You will not receive less than this amount for your Shares, however your Shares will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price.

A$34.00 A$36.50 A$39.00 A$41.50

WITHDRAWAL/AMENDMENT FORMS MUST BE RECEIVED BY 7.00PM (MELBOURNE TIME) ON FRIDAY, 8 APRIL 2011

B H P

126174_011W7J

BHP BILLITON LIMITED

ABN 49 004 028 077

Withdrawing or Amending your Tender(s)

Shareholders who have tendered their Shares into the Buy-Back and who now wish to either withdraw or amend their Tender(s) must lodge this Withdrawal/Amendment Form.

How to complete the Withdrawal/Amendment Form

The instructions below are cross-referenced to the relevant section of this form. Defined terms have the same meaning as in the Buy-Back booklet.

Please complete the form using black ink only. Mark only one of the two boxes:

Withdrawal – Tick the “Withdrawal” Box if you wish to withdraw your previous Tender(s) and you do not wish to submit a new replacement Tender(s). Please complete Box F.

or Amendment – Tick the “Amendment” Box if you wish to amend your previous Tender(s) and submit a new replacement Tender(s). Please complete Box A through to Box G.

A Insert the total number of Shares registered in your name as at 3 March 2011 that confer an entitlement to participate in the Buy-Back. If you wish to participate in the Buy-Back, you can offer to sell some or all of these Shares to BHP Billiton Limited by ticking the Amendment box and following the instructions set out below. If you need to check the total number of Shares you may tender into the Buy-Back, please call the BHP Billiton Limited Buy-Back enquiry line on 1300 612 584 (within Australia) 0800 451 521 (within New Zealand) or +61 3 9415 4868 (from outside Australia).

B Final Price Tender

Insert the number of Shares (if any) you wish to tender as a Final Price Tender.

AND/OR

C Tender Discount

Insert the number of Shares (if any) you wish to tender at the specified Tender Discount. You may offer to sell parcels of Shares at up to 5 different specified Tender Discounts. Each parcel is treated as a separate Tender.

D After indicating the number of Shares you wish to tender as a Final Price Tender (Box B) and/or at a specified Tender Discount(s) (Box C), you need to add up the number of Shares in Boxes B and C and write the total in Box D.

Note that the number of Shares in Box D must not be more than the number of Shares in Box A.

If the number of Shares in Box D is more than the number of Shares in Box A, you will be deemed to have offered only the number of Shares shown in Box A and, if you have selected more than one Tender Discount and/or a Final Price Tender, your Tender will be adjusted in the manner set out in Section 4.11 of the Buy-Back booklet.

If you hold 125 Shares or less, you may only submit one Tender in respect of all of your Shares and such a Tender must be at one of the specified Tender Discounts or as a Final Price Tender.

If you hold more than 125 Shares, you may tender different parcels of Shares at one or more Tender Discounts and/or as a Final Price Tender.

However, you must tender a minimum of 125 Shares in aggregate.

E Please provide your contact details in case we need to speak to you about your Tender Form.

F You must sign this form in Box F. By signing and returning this Withdrawal/Amendment Form, you acknowledge that you have read and understood the Buy-Back booklet and agree to, and make an offer to sell your shares on, the terms and conditions set out in the Buy-Back Documents (including the warranties, authorisations and undertakings set out in Section 4.8 of the Buy-Back booklet).

Individual holders Where a holding is in one name, the registered shareholder must sign.

Joint holders All holders must sign. Under Power of Attorney If not already noted by the Registry, an originally certified copy of the power of attorney must be sent to the Registry. Where this form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power or the death of the donor of the power.

Deceased Estate All executors should sign and, if not already noted by the Registry, send an originally certified copy of probate or letters of administration to the Registry.

Company This form must be signed by 2 directors, a director and company secretary or, in the case of a company with a sole director who is also the sole company secretary, the sole director.

By signing this Tender Form you confirm that you are not an Excluded Foreign Person and, in particular, are not (i) in the United States, a US Person (as defined in the Buy-Back booklet) or a resident of Canada; or (ii) tendering any Shares by means of this Tender Form on behalf of or for the account of a person in the United States, a US Person or a resident of Canada. ADRs and Restricted Employee Shares may not be tendered into the Buy-Back.

G THIS BOX G IS OPTIONAL – EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY: You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the specified prices. You will not be paid less than this amount for your Shares, however if the Minimum Price you select is higher than the Buy-Back Price your Shares will not be bought back. If you complete Box G, you must also complete Box B and/or Box C. Tick no more than one Minimum Price in Box G – if you tick more than one Minimum Price, your Tender will be deemed to be conditional on the highest Minimum Price that you have specified.

BHP Billiton Limited will not accept Withdrawal/Amendment Forms from any person (or person acting on behalf of or for the account of a person who is) in the United States, a US Person or a resident of Canada or any Withdrawal/Amendment Form that has been postmarked in, or otherwise appears to BHP Billiton Limited or its agents to have been sent from, the United States or Canada.

Payment for Shares bought back

BHP Billiton Limited will dispatch payment for Shares bought back no later than 18 April 2011.

Submitting your Withdrawal/Amendment Form

CHESS Holdings

You will need to contact your controlling participant (usually your broker) in sufficient time for your controlling participant to process your Withdrawal/Amendment Form no later than 7.00pm (Melbourne time) on 8 April 2011. Do not send your Withdrawal/Amendment Form to the Registry.

Issuer Sponsored Holdings

Your completed Withdrawal/Amendment Form must be received no later than 7.00pm (Melbourne time) on 8 April 2011, at:

If sending by mail

BHP Billiton Limited Buy-Back

C/o Computershare Investor Services

Pty Limited

GPO Box 52

MELBOURNE VIC 8060

AUSTRALIA

If sending by facsimile

BHP Billiton Limited Buy-Back

+61 3 9473 2092

This Withdrawal/Amendment Form relates to the BHP Billiton Limited Buy-Back booklet dated

24 February 2011 and should be read in conjunction with that booklet.

If you require further information on how to complete this form please contact the BHP Billiton Limited Buy-Back enquiry line on 1300 612 584 (within Australia) 0800 451 521 (within New Zealand) or +61 3 9415 4868 (from outside Australia).

WITHDRAWAL/AMENDMENT FORMS MUST BE RECEIVED BY 7.00PM (MELBOURNE TIME) ON FRIDAY, 8 APRIL 2011.

BHP

126174_011W7J

bhpbilliton

resourcing the future

Financial Adviser

UBS

Legal Adviser

Freehills

Taxation Adviser

Greenwoods & Freehills

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: March 7, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary